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05006402

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REGISTRANT'S NAME Givaudan

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FILE NO. 82- 5087 FISCAL YEAR 12-31-04

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RECEIVED
2005 MAR -9 A 11: 08
RECEIVED
2005 MAR -9 A 11: 08

Givaudan

Annual Report 2004



ARIS
12-31-04

Creating Sensory Advantage

Givaudan

Key Figures

in millions of Swiss francs, except per share data	Actual		Pro forma[a]
	2004	2003	2003
Sales	2,680	2,715	2,715
Operating profit	484	340	415
Operating profit margin (%)	*18.1%*	*12.5%*	*15.3%*
Net income	350	216	291
EBITDA[b]	588	521	521
Earnings per share – basic (CHF)	46.36	27.03	36.41
Earnings per share – diluted (CHF)	46.02	26.93	36.24
Total assets	4,299	4,548	
Total liabilities	2,034	1,962	
Total equity and minority interest	2,265	2,586	
Number of employees	5,901	5,981	

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 2.20 of the consolidated financial statements). Goodwill amortisation for the year 2003 amounted to CHF 75 million.

b) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

Sales by Division

Sales Flavours 60%
CHF 1,607 million
-0.2% in Swiss francs
+3.5% in local currencies

Sales Fragrances 40%
CHF 1,073 million
-2.8% in Swiss francs
+0.4% in local currencies

Total Sales
CHF 2,680 million
-1.3% in Swiss francs
+2.2% in local currencies


Fragrances
40%
Flavours
60%



Blue Lotus of India

The sacred Blue Lotus of India (*Nymphaea stellata*), like the true Lotus (*Nelumbo nucifera*), is full of cultural and spiritual significance in both Hinduism and Buddhism as it is a symbol of divine creation. Closed during the night, the beautiful lavender-blue flowers open for three successive days. From early morning when the sun rises until early afternoon when they close again, they emit a rich, captivating aromatic-floral scent, characterised by iris- and freesia-related notes, which appears to have been created specifically for a highly sensual female fragrance.

It is particularly fascinating to note that a closely related species with a related scent, the Blue Lotus of the Nile (*Nymphaea caerulea*), was of central importance in ancient Egypt's astrophysical study of the universe, where legend has this flower giving birth to the sun god Ra.

An ancient Hindu story tells of how one of their God heroes, Ram, had to offer 108 blue lotus flowers in prayer before going to battle.

Only being able to collect 107, and not knowing what else to do, he was ready to sacrifice one of his eyes, which were blue like the lotus flower. Touched by his faith, the goddess Durga appeared and blessed him with the power to win over the evil forces he was about to battle.

Since then, the Hindus celebrate his victory over evil during "Diwali" – the festival of lights. Every year, the faithful worship the goddess Durga by offering her 108 lotus flowers.

Table of Contents

Letter from the Chairman



Dear Shareholder,

2004, the fifth independent year of Givaudan has again shown improvements and asserted the company's leadership in the Fragrance and Flavour industry. All levels of a financial analyst's checklist from sales (+4%[1]), operating profit (+ 17%) to EBITDA (+ 13%) to net profit (+ 20%) show solid progress. The strong financial position is underlined by equity of 53% of the balance sheet, long-term debt maturities and a high free cash flow. The return on net operating assets reached 29% (excluding Goodwill).

The results of the year 2004 continue a constant healthy trend observed since the listing of the Givaudan share on the Swiss Stock exchange. A comparison of the Givaudan share price development (incl. dividends paid) with all companies of the Swiss Market Index (SMI) in the period from 8 June 2000, the date of the first listing, through 31 December 2004, shows Givaudan as the top performer. Whereas the SMI fell back 22% in this period, Givaudan gained 54%, the next in line 28%, 10% and 2% respectively. The dividends per share increased from CHF 6.50 to CHF 16.30 (as proposed to the General Assembly, including the extraordinary dividend).

Such consistently positive results over an extended period cannot be attributed to luck alone. They are also the result of clear goals, consistently applied strategies, good leadership and fine teamwork. Since this is my last accountability report to shareholders I would like to take this opportunity to express my gratitude and high appreciation to my Board members for their intensive interaction and dedicated debates, to the Executive Committee that has, with unusual dedication and flexibility, managed a truly international business and to every single member of Givaudan world-wide who contributed to the success of Givaudan.

It is this group of dedicated people around the globe who, under the Givaudan flag, have achieved uncommon results for which they are to be congratulated. They have created a rich pipeline of innovative products, streamlined logistics, promoted customer intimacy and flawless services to our customers in order to make them successful.

Outstanding features and success factors were a small, efficient Board of only seven members, a very lean, flexible Executive Committee, a performance-oriented compensation scheme, carefully designed and executed succession planning and a balancing act of fostering research and innovation while maintaining a sharp eye on costs.

At the General Assembly Meeting of 16 April 2004, shareholders approved the proposal of the Board of Directors to cancel 200,000 registered shares that had been repurchased as part of the second share buy-back programme. Under this programme a further 400,000 shares have been bought-back up to the end of February 2005. The Board of Directors will recommend to the next General Assembly on 27 April 2005 to further reduce the share capital by the number of shares re-purchased by that date.

1) In local currencies, excl. discontinued fragrance ingredients

In view of the good results and, in particular, the high cash flow and liquid funds, the Board will propose to its shareholders an increase of the ordinary dividend by 10%, resulting in a dividend per share of CHF 9.80. This is the fourth dividend increase in a row since Givaudan's spin-off in 2000. In addition, the Board will again propose an extraordinary dividend of CHF 6.50 per share resulting in a pay-out to shareholders of CHF 16.30 per share. This extraordinary dividend is warranted as we have again liquidated part of our equity portfolio with the aim of distributing the resulting cash to the shareholders. Since its listing as a public company, Givaudan has created value for its shareholders in the form of dividends and the appreciation of its share price amounting to CHF 1,860 million. Despite its generous distribution of cash through dividends and share buy-backs, the company maintains its capacity to act should an attractive acquisition opportunity present itself.

After having focused on the Asian growth markets in 2003, the Board reviewed, at its September 2004 meeting, the expansion plans of Givaudan in the United States, the largest single market in our industry. This gave the Board the opportunity to gain direct insight into our North American business activities (e.g. our new Fine Fragrance Centre in New York and our factory in Mt. Olive) and to participate at the opening of our new culinary centre in Cincinnati, an important cornerstone in Givaudan's global savoury strategy.

Last year I announced my intention to step-down from the Board at the 2005 General Assembly. As a consequence, your Board has continued to focus its activities on the longer-term planning of the succession at the Board and senior management levels. Three extra-ordinary meetings of the Board were dedicated to this subject. The Board has decided to elect our successful Chief Executive Officer, Dr Jürg Witmer, as their Chairman on 27 April 2005. Dr Jürg Witmer has been at the centre stage of Givaudan's successful track record and has proven to be a captain who can make tough decisions in stormy times. His rich experience in Asia, the highest growth market, his early exposure to corporate communications, combined with his unusual ability to adapt to new circumstances, make him the ideal successor who warrants continuity, stability and success. I have full confidence that under his leadership Givaudan will further prosper for the benefit of our shareholders, our customers and our employees.

Over the past year the Board has made important new appointments to prepare your company for future growth. Mr Michael Carlos was appointed the new Head of the Fragrance Division and Mr Matthias Währen took over as the new CFO on 1 January 2005. This gives me the opportunity to thank his predecessor, Mr Othmar Vock for an unsurpassed 11 years dedication to "his" Givaudan and exemplary integrity. His 11-year contribution to making Givaudan the best in class in cost management, finance optimisation and acquisition integration will be well remembered by his colleagues. I am proud to have accompanied him and his career for two decades. I am confident that his successor, Mr Matthias Währen, who has an outstanding international professional track record in the pharmaceutical and chemical industry, will continue to foster this valuable heritage and identify new areas of value creation.

The most important Board decision, following a careful evaluation process, was the decision to appoint Mr Gilles Andrier, currently Head of Givaudan's global Fine Fragrance business as the new Chief Executive Officer on 28 April 2005. Mr Andrier joined Givaudan in 1993 and has been able to build a wide range of competencies through various assignments at Givaudan. In order to ensure continuity, Dr Jürg Witmer will advise and support his successor in the period leading up to the General Assembly Meeting of 2006. Mr Peter Kappeler, Chairman of the Berner Kantonalbank (BEKB), an executive with wide-ranging experience in the financial markets, will be proposed to join the Board at the next General Assembly.

Looking into the future, the economic environment will remain challenging in 2005. I expect the volatile market environment to continue, with further consolidation of our customer base and within our industry. Substantial flexibility will be required to sustain our industry leadership and to maintain our growth momentum and sustainable margins. I am confident that the strong financial position of the company and its professional leadership will allow Givaudan to again deliver above average value to its shareholders and customers.

Dr Henri B. Meier
Chairman

Letter from the CEO



In 2004, Givaudan delivered above market growth in both divisions, in a market environment which has not shown the expected economic recovery. Excluding the discontinued fragrance ingredients, Givaudan grew by 4% in local currencies. In Swiss franc terms, reported sales decreased by 1.3% to CHF 2,680 million, reflecting mainly the impact of the US dollar since the company consolidates its accounts in Swiss francs. Sales growth is to be compared to the strong previous year's base when group sales grew by 9% expressed in local currencies. The rise in fragrance sales of 4.8% in local currencies again reflects an outstanding growth performance in fine fragrances and strong gains for the third consecutive year in fragrance consumer products. Sales in fragrance ingredients continue to be impacted by the phasing-out of commodity ingredients, consistent with our strategy of focusing on the production of higher value-added fragrance molecules. The Flavours division recorded a growth of 3.5% in local currencies. This translates into sales of CHF 1,607 million, a slight decline in Swiss francs. All four regions and all business segments recorded positive sales growth in local currencies.

In January 2004, we announced an ambitious programme to improve operating margins in all areas of our business. This initiative was implemented throughout the year and has fully delivered the expected results with a positive impact on our margins. The ongoing margin improvement programmes will generate additional savings in 2005. In 2004, Givaudan's gross margin increased to 47.8% compared to 46.1% in the prior year. The announced closure of the flavour compounding activities in Barneveld and the winding down of the flavour activities in Tremblay led to an additional restructuring cost of CHF 21 million. Operating profit improved from CHF 415 million to CHF 484 million on a comparable basis, i.e. excluding goodwill amortisation, leading to an operating margin of 18.1% versus 15.3% in 2003. Net profit improved to CHF 350 million, an increase of 20% on a comparable basis.

In a year when Givaudan successfully improved its market position while at the same time carrying out a margin improvement programme, we aggressively pursued our investment strategy to support future sales growth and to continuously improve on productivity in high-opportunity areas. In Flavours, three new culinary centres were opened in Singapore, Cincinnati and Kemptthal (Switzerland), strengthening our capabilities in the savoury and foodservice arena around the globe. In addition to the creation and application of flavour top-notes, these centres feature experimental kitchens and pilot installations for testing flavours under industrial conditions. To better serve customers in emerging markets, the flavour creation centres in Mexico, for Latin America, and Vienna, for Eastern Europe, were expanded. In addition the construction of a new flavour technology, creation and production centre in Shanghai, China, was started in November. In Fragrances, our capacities to produce unique fragrance specialties were increased with the completion of a new multipurpose plant in Vernier, Switzerland, thus enlarging the capabilities of the prior year's investments in this domain. Our New York Fine Fragrance Centre expanded its capabilities to even better serve the growing specialty retail market. Both in flavours and fragrances, additional investments were made in the automation of compounding and sampling activities to continuously improve productivity.

Sustained value creation requires a long-term view, respecting the environment and acting as a responsible partner to our customers and shareholders. At the core is our capacity to deliver sensory innovation. Our capabilities in research and creation were demonstrated at the Investor Day held in Shanghai, China in November. The high number of new wins in all business segments demonstrates that our customers recognise the broad range of our innovative capabilities. They include our promising pipeline of innovative molecules and ingredients, the successful introduction of novel encapsulating technologies for both flavour and fragrance applications, our creation tools and the development of new natural materials derived from our expeditions into nature.

The growing interest of academia and of a broader public in gaining greater knowledge about the mechanisms of olfaction was recognised by the award of the Nobel Prize for Medicine to two eminent scientists in the field. Richard Axel and Linda Buck have discovered a large family of some 1,000 genes to give rise to a plethora of olfactory proteins. Through their pioneer work, they have laid the foundation for understanding how our sense of smell functions. Scientists at both fundamental research centres of Givaudan are actively involved in gaining a better understanding of the olfactory systems and the categorising of olfactory receptors, both through internal work as well as through collaboration with outside partners. This work includes research on receptor neurones discriminating between sandalwood odorants and the discovery of human bitter receptors triggered by artificial sweeteners. These discoveries will lead to commercial applications in the years to come.

Maintaining a high rate of innovation requires an environment where creativity is nurtured, talent recognised and rewarded, while at the same time maintaining rigorous discipline in cost management. Our talent management programme was further enhanced. A new annual incentive plan, which better aligns individual objectives with the company's priorities, was introduced in order to more effectively recognise and reward individual contributions to the company's performance.

Balancing short-term results in a competitive environment to achieve profitable organic growth requires a highly motivated and professional workforce. I would like to thank all our employees around the world for their dedication and passion in expanding our market position while, at the same time, embarking on an ambitious programme to improve margins. In particular, I would like to convey my personal thanks to our CFO, Othmar Vock, who retired at year end and who has been instrumental in the growing success of the company over the past 11 years. I would also like to express my deep respect and personal thanks to our Chairman, Dr Henri B. Meier, who will retire at the next General Assembly. I am aware that it will not be an easy task to assume his role, but I know that we can rely on his wisdom and experience in the years to come. I look forward to working together with my designated successor, Gilles Andrier, to continue on the successful path of value creation.

Givaudan strives to be the essential source of sensory leadership for our customers in the years to come. While focusing on profitable organic growth, we will continue to actively participate in industry consolidation should value enhancing opportunities arise. In a volatile environment it will be important to retain flexibility, to focus on our core competencies and remain at the forefront of sensory innovation. I am proud of the professional team which has positioned Givaudan as the industry leader and I am confident that we will be able to sustain our market position and to deliver another good result in 2005.

Dr Jürg Witmer
Chief Executive Officer



Fragrance Division



Ashok Flower

The Ashok tree (*Saraca indica*) is native to India and occupies a significant place among the sacred trees of the Hindus. It is the symbol of love and dedicated to Kama, the Hindu God of Love. It is said that Kama used the flowers of the Ashok, Mango, Navamallika (*Ixora parviflora*), Sacred Lotus (*Nelumbo nucifera*) and Blue Lotus (*Nymphaea stellata*) as the tips of his arrows, and similar to Cupid, used a sugarcane bow to shoot them, thus arousing the five senses.

Since the highly-fragrant, bright-orange flowers, which turn red after a day or so, appear in early spring, in Southern India, this tree is also known as the Herald of Spring. According to Sanskrit poetry, the nature of the sacred Ashok tree is so sensitive that it bursts into blossom when touched by the hand of a lovely woman. Furthermore, since time immemorial, the Ashok tree has been prominent in Ayurvedic medicine and related phytotherapeutic applications.

For all these reasons it is not only found growing wild in several regions of India but is also cultivated in gardens. We were lucky enough to find it in blossom at the arboretum belonging to the famous Lal Bagh Botanical Gardens in Bangalore, where we were able to trap its very diffusive, captivating, floral scent that reminded us of a wonderful bouquet of lilies and freesias.

Year 2003 — Year 2004

in millions of Swiss francs and in per cent. of sales


1,000
750
500
250
0
1,104
1,073
Sales


200
150
100
50
0
17.1%
20.1%
189
216
EBITDA


200
150
100
50
0
13.3%
16.1%
147
173
Operating Profit

EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

In 2004, sales of the Fragrance Division grew by 4.8% in local currencies and 1.4% in Swiss francs, excluding the discontinued ingredients. In reported terms sales amounted to CHF 1,073 million, representing a growth of 0.4% in local currencies and -2.8% in Swiss francs respectively.

In a very competitive environment Fine Fragrances again grew at a double-digit rate and Consumer Products continued to show strong gains for the third consecutive year. Sales in Fragrance Ingredients declined as a result of discontinued commodity ingredients consistent with Givaudan's strategy of moving to higher value fragrance molecules. Specialty fragrance ingredients also achieved double-digit growth.

The division's operating profit increased to CHF 173 million, resulting in an improved operating margin of 16.1% versus 13.3% in 2003. This is the result of measures taken under the margin improvement initiatives, announced in January 2004, and an improved product mix, thanks to strong growth in Fine Fragrances and specialty ingredients.

Major capital investments in the past year included the conversion of the former sunscreen filter production capacities in Vernier (Switzerland) into multi-purpose units for the production of specialties. These investments also included major capacity increases in the compounding facilities in Switzerland and China. State-of-the-art robotics technology was installed in Shanghai providing high efficiency compounding of samples and small batches. This will support best in class service levels for customers in this high growth region.

Fine Fragrances

The European fine fragrance market remained flat. Similarly the North American market has not yet recovered as expected, despite the proliferation of new launches in the fourth quarter.

Despite this unfavourable market environment, Givaudan's Fine Fragrances business continued to show double-digit sales growth for the second consecutive year, driven by several new launches and supported by solid growth in the Americas. This reflects Givaudan's continued investment in creative talent to develop long-term success with customers. These efforts are supported by the recent establishment of creative centres in New York and Paris, which allow for greater customer intimacy.

Among wins, created by Givaudan perfumers impacting 2004 sales, were:

Women's Fragrances

- *"Mac Creations – MV5"*
  by MAC / Estée Lauder
- *"Ralph Cool"*
  by Ralph Lauren / L'Oréal
- *"Mary Kate & Ashley"*
  by Coty
- *"Goddess"*
  by Avon
- *"Smile"*
  by Avon
- *"Eau des Merveilles"*
  by Hermès
- *"Black Code"*
  by Giorgio Armani / L'Oréal
- *"Love in Paris"*
  by Nina Ricci / Puig
- *"Versace Crystal Noir"*
  by Gianni Versace / Giver Profumi
- *"Eau de Jade"*
  by Giorgio Armani / L'Oréal
- *"Joyful Cindy Crawford"*
  by Cosmopolitan / Wella

Men's Fragrances

- *"Hummer"*
  by Riviera
- *"Realities"*
  by Liz Claiborne
- *"R.P.M. for Men"*
  by Avon
- *"Burberry Brit for Men"*
  by Inter Parfums
- *"London Men"*
  by Paul Smith / Inter Parfums
- *"Fire & Ice Men"*
  by Bogner / Cosmopolitan / Wella
- *"High Speed"*
  by Bogner / Cosmopolitan / Wella

At the Annual FiFi awards ceremony *of the Fragrance Foundation, held in* New York, perfumes created by Givaudan were again amongst the winners; Burberry Brit for Women was awarded the Luxury Women's FiFi. Burberry Brit for Men was selected as the "Best Men's Fragrance" by Allure magazine. Ralph Lauren Blue was awarded the Cosmopolitan and CosmoGirl Consumers Choice award in New York.

Despite the overall market conditions, Givaudan is well positioned to further grow its Fine Fragrance business ahead of the market and competition, supported by recent wins and a good project pipeline.

Consumer Products

The Consumer Products business unit *continued its trend of the past three* years by outperforming the market with strong single-digit growth. This performance was achieved in a challenging market with low growth rates and continued severe price pressure. Growth was achieved in all segments of the business, with household and air care posting the best performance, followed by hair care, soaps and detergents.

North America again achieved double-digit growth, driven by important new wins in all segments. Recent investments made in the household and candle segments continued to provide good returns. A successful collaboration with a major customer in the area of air care resulted in the launch of a highly innovative room fragrancing device for the retail business. Latin America also recorded double-digit growth, led by very strong sales in Brazil and Mexico. Europe maintained a good growth momentum with Africa and the Middle East showing double-digit increases.

In Asia Pacific, sales were flat, impacted by the discontinuation of some major businesses. The continued broadening of the customer base and a high number of new wins positions Givaudan well for renewed growth in this region.

Fragrance Ingredients

In the Fragrance Ingredients business unit, the discontinued ingredients negatively impacted overall sales by CHF 46 million compared to 2003. Conversely, specialty ingredients enjoyed significant double-digit growth, in line with Givaudan's strategy to move to higher value adding fragrance molecules. The standard ingredients retained in the portfolio faced strong competition from existing players and new entrants to the industry.

Two previously captive, patented specialties were launched to third parties: Javanol, the most powerful sandalwood molecule available on the market is showing promising sales results. Pharaone 10, a highly substantive, green pineapple note, has generated a lot of interest, resulting in good initial sales particularly for fine fragrance applications.



Flavour Division



Curry

Nowadays, most people are familiar with curry, and no other item is as strongly associated with the Indian subcontinent. In Britain, the term "curry" has even come to mean almost any Indian dish, whilst in India the word is rarely used and if it were, it would mean a meat, vegetable or fish dish with a spicy sauce and eaten with rice or bread.

The curry powder that is commercially available, everywhere today is a mixture of spices of widely varying composition developed during the Colonial times as a means of approximating the taste of Indian cuisine in the British home. Essential ingredients include coriander, turmeric, cumin, mustard, fenugreek, cardamom, nutmeg, red pepper, cinnamon and cloves.

Year 2003 (pro forma) Year 2004

in millions of Swiss francs and in per cent. of sales


1,500
1,000
500
0
1,611
1,607
Sales


400
300
200
100
0
20.6%
23.1%
332
372
EBITDA


300
200
100
0
16.6%
19.4%
268
311
Operating Profit

The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 2.20 of the consolidated financial statements). Goodwill amortisation for the year 2003 amounted to CHF 75 million.

EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

In 2004, the Flavour division recorded sales of CHF 1,607 million, representing a growth of 3.5% in local currencies and a slight decline in Swiss francs. All four regions and all business segments recorded positive sales growth for the year, with the highest growth rate coming from Latin America. Solid increases were also achieved in Asia Pacific and North America. The Confectionery and Dairy segments posted the strongest gains.

On a comparable basis the operating margin has improved from 16.6% to 19.4%. This improved performance is mainly the result of the margin improvement initiatives announced at the beginning of the year.

The expansion of the creation and application facilities as well as the new Culinary Centre in Singapore was completed in early 2004. Additionally, the North American Culinary Centre located in Cincinnati (USA) and the European Savoury Development Centre in Kemptthal (Switzerland) were both opened in 2004. These three new culinary facilities further enhance Givaudan's capabilities in the Savoury and Foodservice areas. Incorporated into these unique centres are experimental kitchens and pilot installations for testing flavours under industrial conditions. Investments were also completed for the expansion of the flavour creation and application facilities in Cuarnavaca (Mexico). To support the rapid growth in China, the ground was officially broken for a new flavour creation, application and production centre in Shanghai.

Asia Pacific

Flavour sales in Asia Pacific showed a solid performance. Sales returned to a strong growth pattern throughout the region after a slow start at the beginning of the year. All major business segments contributed to the positive result with the Dairy segment growing at a double-digit rate. China remained one of the major drivers for the region, again achieving double-digit growth.

To support the future rapid expansion in this market, the construction of a new flavour creation, application and production centre in Shanghai began in November and will become operational in 2006. Growth momentum in Japan slowed as compared to strong prior year performance. Sales in the Indian subcontinent, Thailand, Indonesia, Philippines, Malaysia and Vietnam significantly outperformed local market growth. Australia recorded solid single-digit sales growth.

The expansion of the sensory, creation and application facilities in Singapore and the investment in the flavour manufacturing site in Fukuroi (Japan) provide the necessary capacity to cope with the expansion of the business in the region.

Europe, Africa, Middle East

All business segments in Europe, Africa and the Middle East performed well with the exception of Beverages, which was impacted by a cool North European summer and strong prior year comparables. The Savoury segment achieved good growth as a result of the launch of new wins. Increased activities in Foodservice have created double-digit gains in this fast growing segment. In Confectionery, strong growth came from chewing gum and bakery products.

In Western Europe, the Benelux, Scandinavia and Spain clearly outperformed the market. In France and Germany, Givaudan maintained its market position, overcoming continued price pressure and slow consumer demand. In the United Kingdom and Ireland the Beverage segment was impacted by the cool summer and the effect of new product launches in 2003. Eastern Europe showed double-digit growth. In this part of the region Givaudan benefited from investments in its creation and application facilities in Vienna allowing customers to test new product concepts in a dedicated regional facility.

Continuing efforts within the margin improvement initiatives have led to the decision to transfer the flavour compounding activities from Barneveld (Netherlands) to Switzerland and Germany for which a further year-end restructuring charge was recorded. The transfer is expected to be completed by the end of 2005 and will result in improved manufacturing efficiencies beginning in 2006. Additionally, the investment in centralised automatic sample production in Dübendorf (Switzerland) will provide improved service to customers.

North America

United States and Canada flavour sales outpaced market growth, despite significant price pressure. This growth was particularly driven by Givaudan's investment in product innovation, especially in the area of health and wellness.

In the Beverage business segment, new wins and increased demand for carbonated soft drinks and sport drinks were key growth drivers. The Confectionery segment recorded high single-digit growth based on successful cereal, bakery and non-chocolate products. The good growth in Dairy is the result of strong demand for ice cream flavours, especially vanilla. Savoury sales were slightly ahead of the previous year. In this segment, the positive growth momentum in Foodservice was partially offset by weaker demand from the retail sector. Givaudan's foodservice activities continued to focus on quick serve restaurant chains, which provide good prospects for the future. The integration of IBF (International Bioflavors) into the

North American flavour organisation was completed. Innovative cheese flavours derived from its enzymatic process have shown solid growth. The potential for this technology is reflected in a strong project pipeline, which will be further enhanced by the new culinary facilities in Cincinnati.

Latin America

Flavour sales in Latin America grew at a double-digit rate for the second consecutive year. The positive sales momentum reflects Givaudan's strong regional presence, growth of existing business, new wins and a more stable economic environment throughout the region. All key markets contributed to the positive sales results, led by strong growth in Brazil, Mexico and a recovery in Argentina.

The Savoury segment led the growth for the region supported by the expanded portfolio, leveraging both the acquisitions of IBF and FIS. The Dairy segment achieved renewed growth as a result of new wins and improved consumer demand. Beverages and Confectionary grew at double-digit rates.

As a result of several years of strong expansion in the Mexican market, Givaudan further invested in its creation and application facilities to provide enhanced capabilities for customer service and additional resources for new product development.



Research and Development



The Rose of the Nilgiris

The Rose of the Nilgiris, (*Rosa leschenaultiana*), is described by those who have encountered it in its native mountains, as being so luxuriant that it festoons the trees up to a height of 20 to 25 m with trails of pure white flowers, making it a sight never to be forgotten. It was the distinguished French naturalist Leschenault de la Tour who discovered it at the beginning of the 19th century on the higher slopes of the Nilgiri Hills and the Plani Mountains of South India. It is the only rose species in this temperate region and is easy to recognise because of its very large white flowers and evergreen foliage.

Following in Leschenault de la Tour's footsteps, we also discovered this wonderful rose when exploring the region between Ooty and Doddapetta in the Ooty Hills. To make the experience complete, not only is this rose beautiful to behold but is also scented like a tea rose with a pronounced spicy note. As with all the scents described in this Annual Report, the scent of the Nilgiri Rose was carefully studied by applying our non-destructive trapping technique and subsequently reconstituted. It is now available to our perfumers for the creation of all types of fragrances.

In 2004, two scientists, Richard Axel and Linda Buck, received the Nobel Prize in Medicine for their important scientific work in the field of the olfactory system. This demonstrates the growing interest of academia and a broader public in gaining greater knowledge about the mechanism of olfaction. The two scientists have discovered a large family of some 1,000 genes that give rise to a plethora of olfactory receptor proteins. These receptor proteins are located in olfactory sensory neurons in the upper part of the nose. Once inhaled, an odorant is bound by these receptors, which trigger a cascade of events, ultimately leading to a pattern of neuronal signals in the brain, characteristic for the perceived odour. The family of olfactory receptor genes is the largest one in the human genome. This illustrates the importance of the sense of smell for humans. With their pioneering work Axel and Buck have laid the basis for the understanding of how we smell. Today, we know that humans have approximately 350 different functional receptors, but only very few of them have so far been characterised. Scientists at Givaudan are actively involved in gaining a better understanding of the olfactory system and in the characterisation of olfactory receptors. Givaudan's ongoing projects involve both internal scientific work as well as collaborations with outside partners. Recently, some aspects of this work have been published. It has been shown for the first time that olfactory receptor neurons are able to discriminate between distinct sandalwood odorants. Givaudan is committed to remain at the forefront of research, related to taste and smell.

Givaudan's two research centres located in Cincinnati (USA) and Dübendorf (Switzerland) made substantial progress in a number of areas including the discovery of new molecules and flavour ingredients as well as improved delivery systems and creation tools. Givaudan's commitment to R&D is reflected in the expenditure ratio to sales.

Fragrances

Fragrance research continued to fill its development pipeline for new molecules, delivery systems and creation tools. This was complemented by in-depth research activities into the understanding of smell as well as into malodour formation and its counteraction. An important number of patent applications were filed in various areas covering a wide range of fragrance technologies, new molecules, chemical processes, delivery systems and biotechnological applications.

Givaudan realised early the great potential of the discovery of the olfactory receptor gene family and built up its own research activities in this field. Modern biotechnology and molecular biology continue to supply us with the tools necessary for the better understanding of mechanisms of smell and taste. In particular, Givaudan scientists were the first to publish results on the interaction of various sandalwood odorants with the respective receptor proteins. Specially cultivated neuronal cells producing receptors were used to determine the binding of various Sandalwood compounds to these receptors. These experiments are a first step towards identifying novel high-impact Sandalwood odorants and other fragrance molecules in future.

In the area of new molecules, Azurone, a marine, ozonic note, resembling a fresh, powerful, transparent sea breeze, was introduced as captive ingredient to the palette of our perfumers. Several other innovative molecules are in the development pipeline. In process research, new collaborations were started in order to improve the synthesis of proprietary ingredients thus improving cost-efficiencies in manufacturing.

New technologies for delivery systems were evaluated, driven by the consumer demand for long lasting freshness and timely fragrance release. First commercial successes with new delivery systems were obtained for dry product forms. Encapsulated fragrances, in powder or granulate form, dissolve in contact with water and consequently liberate the fragrance. Triggering factors can also be heat or physical pressure. Such systems either yield an instantaneous fragrance boost or a slow, steady release of the perfume over a prolonged period of time.

Advances in the area of delivery systems for liquid products were also made through collaborations with academic research institutes.

Further progress was achieved in understanding the formation of human sweat malodour. Bacteria present on the skin and in the armpit were shown to be important in the formation of malodour. Bacterial enzymes rapidly cleave non-smelling sweat precursors resulting in the release of strong malodour compounds. In recent years Givaudan scientists have isolated the responsible bacterial enzymes needed to build an artificial axilla system. This system, mimicking the biochemical processes in the human armpit was essential to study malodour formation and to develop novel ingredients that prevent malodour formation. Furthermore, it allows Givaudan to isolate unknown malodour compounds, which are important in identifying new ways to mask human malodour with fragrances.

Substantial investments were also made for novel analytical tools. They allow increased analytical sensitivity, consequently decreasing the detection limit for all kind of molecules. As a result less chemical material will be needed for structure elucidations and experimental time can be significantly reduced.

Flavours

Flavour development starts with an in-depth understanding of consumer expectations. Since flavouring preferences can vary considerably from country to country, a method to rapidly collect sensory consumer preference feedback is required. The recent emphasis on health and wellness as it relates to food and beverage products further increases the level of complexity of the technology discovery process.

The proprietary Givaudan technology in creation tools has already revolutionised the manner in which flavours are designed. Now a portable Virtual Aroma Synthesiser, roughly the size of a large briefcase, is now being utilised for collaborative flavour development with customers and for consumer market research. The Sensory Science group can now probe consumer likes and dislikes in a real time setting, gathering consumer information in days which formerly would have taken weeks. With this tool, Sensory Science is able to examine the links between consumer preference and different flavour compositions. This allows valuable predictive profiling of consumer preferences to support the creation process. This process is a prime example of how Givaudan makes product development faster, easier, cost effective and precise.

TasteTrek® expeditions continue to provide valuable natural product knowledge. Investigation of some spices utilised in regional cuisines have led to the discovery of some trigeminal stimulants which are perceived as positive attributes by consumers. Several of these newly discovered ingredients have received regulatory approval and will be available for commercial use in beverage, confectionary and savoury applications.

With the intensified interest in taste modification, bio-prospecting becomes an excellent means for investigation of unique non-volatile taste components. This process is a critical part of the investigation as proprietary molecules are important to fuelling innovative flavour design solutions. Attenuation of bitterness, reduction of sodium and improvement in sweet perception have traditionally been an important focus for flavour creation. The ongoing health and wellness debates have shown the inadequacy of some current solutions. New knowledge resulting from advances in molecular biology suggests a number of new ways to address these issues. The Givaudan Sensory and Molecular Biology teams have jointly developed a new method which correlates human genetic makeup with sensitivity to compounds triggering sweet or bitter responses. The discovery of human bitter receptors that are triggered by artificial sweeteners has recently been documented by Givaudan scientists.

Screening of proprietary Givaudan chemical libraries and natural product extracts shortens development time. This reduces the amount of experimental laboratory work necessary to identify qualified lead compounds addressing off tastes. Coupling screening and in silico modelling tools with unique laboratory instrumentation have improved the effectiveness of the ingredient discovery process.

R&D has continued to invest in external partnerships and alliances. This has provided an opportunity to investigate many technologies simultaneously. For example, the collaboration with Diversa Corporation has resulted in a significant improvement in the manufacturing process of a key natural ingredient. This, in turn, has led to a proprietary biocatalytic process which incorporates an Accentuase™ enzyme, using Diversa's environmental genomics platform.

The challenge of flavour creation does not end with consumer preference knowledge, proprietary ingredients and an efficient flavour design process. There are unique flavour release dynamics associated with each food and beverage application which have an impact on sensory perception. To address the requirements for flavour delivery in specific applications, a number of proprietary technologies have been introduced. A new matrix encapsulation system improves flavour retention and provides better shear resistance during food processing. This complements Givaudan's widely employed Flavorburst® product range providing additional flexibility in manufacturing, especially for products which must undergo multiple processing steps. Another challenge is often encountered when effectively utilising highly reactive, top note, components in formulations. Investigation of the physical chemistry of encapsulation matrices has led to a new mechanism to provide powder systems that stabilise a number of these top notes without compromising taste.

A Sense of Innovation – Givaudan's Future in Industrial Biotechnology

The enormous advances made by both academic institutions and life-science industries have fundamentally changed modern biotechnology, as we know it, making this one of the fastest developing scientific fields. Recently established technologies have given Givaudan the opportunity to start novel and innovative research programmes in biotechnology.

The origins of this discipline date back to around 3500 BC, when skilled individuals in ancient Egypt and Greece began to use microbes for the production of wine, beer, bread and other foods that became indispensable in their daily diet.
Many of those processes are still at the heart of the manufacturing processes for popular alcoholic beverages and fermented products such as yoghurt, sour cream, cheese, sausages, soy sauce and sauerkraut. As an industry leader, Givaudan has been using traditional biotechnology to produce natural flavours for a long time.

A man more interested in crossing and breeding vegetables than fermenting them was the Augustinian monk Gregor Mendel. The theories of heredity are attributed to Mendel and his work with pea plants, as any student who took classes in genetics and biology will remember. In the middle of the 19th century, this talented teacher of natural sciences observed that traits are passed from plants to their offspring. A set of basic laws on heredity originated from Mendel's pea plant studies and became the foundation for modern genetics.

Another milestone in the genesis of modern biotechnology was the discovery of the structure of DNA by Watson and Crick in 1953. Today, shortly after celebrating the 50th anniversary of the characterisation of the material that is so fundamental to life, we possess a series of new disciplines, such as genomics, proteomics, transcriptomics, metabolomics, etc., that are directly or indirectly linked to genes (made up of DNA) and their respective products, such as proteins.

All these new research areas rely heavily on sophisticated bioinformatics and analytics tools, and despite the enormous potential of computer-assisted data mining, the linkage to biological, phenotypic and eventually sensorial data is crucial. Givaudan has a profound understanding of its products, flavour and fragrance mixtures and single ingredients that are used in complex blends. The advances in modern biotechnology open up unique opportunities for Givaudan to improve its fundamental understanding of areas that are critical to improving future products.

One of the most appealing research topics is the basic understanding of the senses of smell and taste. When smelling the pleasing scent of a rose, the distance between the flower petals and the parts of the brain that recognise the scent may be short. However, the journey to understanding all the scientific events taking place when an odorous molecule leaves the flower, enters the nose and ultimately leaves us with an olfactory impression, feelings, associations and memories is far longer.

The knowledge of how these chemical senses work has progressed tremendously in recent years, and the groundbreaking studies of Professors Richard Axel (Columbia University, NY) and Linda B. Buck (Fred Hutchinson Cancer Research Center, Seattle, Washington) have recently been awarded the 2004 Nobel Prize in Physiology or Medicine. Already in 1991, these two scientists showed that a large family of receptor proteins is produced in the nose that allows us to perceive and discriminate thousands of different scents. When odorants reach the upper part of the nose, they bind to one or several receptors and these events are transformed into electric signals and sent to the brain where the recognition process takes place.

The interaction pattern of flavour and fragrance compounds with their receptors on the tongue and in the nose is still far from being completely understood, and this is where Givaudan can bring its broad sensory and chemistry knowledge to fill in the gap. The information resulting from receptor screening studies will be used to design new molecules and thus create flavours and fragrances that elicit greater sensations. Givaudan started working on receptors a few years ago in both Corporate Research centres located in Zurich (Switzerland) and Cincinnati (USA). It is only recently, that the characterisation of the interplay between precious sandalwood odorants and receptor neurons has been published in scientific literature.

The integration of the latest receptor screening methodologies and biotechnology research programmes is an ideal contribution to Givaudan's goal of better understanding the senses of smell and taste in order to create sensory advantage. The ultimate success will not originate from the receptor programme alone, but from an interdisciplinary approach involving expertise from chemistry, molecular modelling and sensory analysis. Hits and leads from the screening studies give us the inspiration to design novel flavour and fragrance molecules. And, ultimately, the perfumers and flavourists have to demonstrate that new introductions in their creations perform better than existing molecules.

The size of our company and the ongoing mission to create sensory advantage through ambitious innovation are strong motivations for pursuing focused expansion of our Research & Development activities. Givaudan has a strong record of partnerships with universities and other institutions while more recently, interactions with academic research and start-up companies have been intensified.

While maintaining an excellent level in various core competencies, the challenge for Givaudan is to identify outside partners who can leverage our internal knowledge.

To be successful, we need to have a profound understanding of the market needs and deliver to our customers, products that fill gaps, beat benchmarks or have been created by using new concepts. Givaudan's research programmes aim to identify tools that support the creation process, provide novel "sensates" and position our company as a trendsetter in creating sensory advantage. The support of state-of-the-art biotechnology projects and the establishment of joint programmes with committed professionals outside of our organisation emphasise Givaudan's commitment to playing a pioneering role in innovating the tastes and scents of the future.

Odorant Receptors and the Organisation of the Olfactory System



olfactory bulb
mitral-cell
glomerulus
(nerve fiber)
4
3
bone
nasal epithelium
olfactory receptor cells
2
air with odorant molecules
1
odorant
receptor
air with odorant molecules
1. Odorants bind to receptors
2. Olfactory receptor cells are activated and send electric signals
3. The signals are relayed in glomeruli (nerve fibers)
4. The signals are transmitted to higher regions of the brain



Corporate Functions



Pepper

Often called the king of spices, pepper (*Piper nigrum*) is one of the oldest and most popular spices in the world. It is a perennial, climbing vine indigenous to the Malabar Coast of India that produces berries, which after drying, are used as a hot, pungent spice. This spice is mentioned as far back as 1000 BC in ancient Sanskrit literature and even earlier by Roman writers. It is said that Attila the Hun demanded over 1,000 kg of pepper in ransom for the city of Rome. In early historic times pepper was widely cultivated in the tropics of Southeast Asia and became an important item of trade between India and Europe; both Venice and Genoa grew rich from its trade.

The name pepper comes from the Sanskrit word "pippali" meaning berry. When we speak of pepper we normally mean black pepper which is the sun-dried, unripe, green berries.

White pepper is derived from the same plant but uses the ripe, red berries that are then stacked and fermented to remove the outer skin. It goes without saying that pepper is not only important in its natural form, but also as essential oils or related products for the creation of flavours and fragrances.

Human Resources

In 2004, Givaudan continued to rebalance its workforce in the context of the margin improvement initiatives announced early in the year. Transfer of the majority of the manufacturing activities from the Netherlands to Germany and Switzerland is under way. The consolidation of the Savoury business unit activities from France into the new culinary centre in Switzerland is nearly completed. Effective social plans were established in both the Netherlands and France to support employees affected by these transfers. This was accomplished with minimal disruption to the organisation.

Givaudan maintained its emphasis on Talent Management. High potential employees identified through the Talent Planning process received key developmental opportunities to enhance their leadership competencies. Through its collaboration with the Institute of Management Development (IMD) in Switzerland, Givaudan conducted two additional Executive Development programmes. Fifty senior managers from around the world participated in these sessions focussing on business strategies and specific industry challenges. Additionally, a new programme was designed to acculturate and develop employees within the organisation. Comprehensive recruiting and retention plans were initiated to support the expansion plans in China, which include the staffing of the future flavour manufacturing facility.

To facilitate the effective management of the company's global employee base, a project was initiated to design and implement a Human Resources Information System. This platform will enable the streamlining of all human resource processes and result in more efficient systems for employee information.

Headcount Development by Region

Region	Number of employees 31.12.2003	%	Number of employees 31.12.2004	%	Change from 2003 to 2004
Switzerland	1,403	23.5	1,360	23.0	(43)
Other Europe, Africa, Middle East	1,315	22.0	1,293	21.9	(22)
North America	1,650	27.6	1,619	27.5	(31)
Latin America	559	9.3	566	9.6	7
Asia Pacific	1,054	17.6	1,063	18.0	9
Total	**5,981**	**100.0**	**5,901**	**100.0**	**(80)**

Reinforcing the company's performance-based remuneration philosophy, Givaudan implemented a new annual incentive plan design, which better aligns individual objectives to the company's priorities, leveraging the existing Performance Management system. Additionally, the plan design will more effectively recognise and reward individual contributions to the overall company performance.

Further progress has been made in the optimisation of the company's employee benefit programmes. The redesign of retirement benefit systems in Switzerland and the United States from defined benefit to cash balance/defined contribution plans were implemented in 2004. In addition, Givaudan continued to expand its international pooling of insurance plans. These initiatives have resulted in significant opportunities in cost management while maintaining the company's competitive position and meeting the security needs of its employees.

Safety and Environmental Protection

Givaudan's policy of prevention and continuous improvement in safety, health and environmental protection was reinforced with success in all manufacturing and business activities.

Major indicators measuring S&E performance continued the positive trend of previous years. The optimisation of energy consumption and the reduction of emissions to the environment have developed favourably. Most of the indicators are decreasing or remained stable, despite substantial increases in production volumes.

Employee safety remains a key priority in the company's prevention policy. No major accidents or incidents have occurred at the work place in the period under report. However the number of non-occupational accidents continues to rise. Through employee awareness programmes, increased emphasis is being placed on promoting safe behaviour outside the work environment.

Important new production equipment to improve safety and specific emission control equipment has been installed at various manufacturing sites around the globe.

During the reporting period, a new European legislation (ATEX) dealing with safety at workplaces exposed to explosion risk came into force. The implementation of this legislation will have a limited impact in view of Givaudan's already high safety standards.

S&E audits at Givaudan's sites are part of its continuous improvement process. In 2004, six sites were audited, partially in collaboration with outside insurance companies. All these audits have confirmed the high S&E standards being applied. Following the certification of Vernier (Switzerland) and Sant Celoni (Spain), the Lyon (France) site also achieved ISO 14001 certification, thus completing the certification programme of the Fragrance Division's chemical production facilities.



Corporate Governance



Sandal Flower

Although sandalwood belongs to perfumery just as the rose or jasmine, and Givaudan has always successfully invested in the development of new sandal odorants, the scent of its flower has, surprisingly, never been a specific topic. During our ScentTrek® to South India in April 2003 – just at the very end of the flowering season of the *Santalum album* – we were still able to find a specimen carrying some of the tiny, dark-reddish flowers thereby allowing us to trap a scent sample for in-depth investigation. In contrast to the unmistakable and unique woody scent of the heartwood, the flowers emit a distinct balsamic spicy-floral scent, which is as a reconstitution, is an ideal base for the creation of fragrances with an oriental character.

Group Structure and Shareholders

Group Structure

Givaudan SA, 5 chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan group, is listed on the SWX Swiss Exchange, under security number 1064593. The company does not have any subsidiaries that are publicly listed companies. On 31 December 2004, the market capitalisation of the company was CHF 5.8 billion.

The operational structure of the group is described in notes 1 and 5 to the consolidated financial statements. The list of principal consolidated companies is presented in note 25 to the consolidated financial statements.

Significant Shareholders

On 31 December 2004, Nestlé SA was, with 11.06% of Givaudan shares, the only shareholder registered with voting rights holding more than 5% of the total share capital.
On 31 December 2003, Nestlé held 10.78% of Givaudan shares. The increase results from Givaudan SA's capital reduction based on the decision of the shareholders' meeting held on 16 April 2004.

For further information, please consult the SWX website www.swx.com – [issuers] – [disclosure of shareholdings] – [significant shareholders]

Structure of Share Capital

Amount of Share Capital

On 31 December 2004, Givaudan SA's share capital amounted to CHF 78,000,000, divided into 7,800,000 registered shares of CHF 10 par value, fully paid in.

Conditional Share Capital

Givaudan SA's share capital can be increased

- by issuing up to 100,000 shares through the exercise of option rights granted to employees and directors of the Group;
- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not less than six years and the deadline for exercising conversion rights must be not less than fifteen years from the issue of the bond or warrants and the exercise or conversion price for the new shares must be at a level corresponding at least to the market conditions at the time of issue.

The preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below.

Authorised Share Capital

According to the decision of the shareholders' meeting held on 16 April 2004, the Board of Directors is authorised until 16 April 2006 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share.

Changes in Equity

The information regarding the year 2002 is available in note 5 to the statutory financial statements of the 2003 annual report. Details about the changes in equity for the years 2003 and 2004 are given in note 5 to the statutory financial statements.

Shares

The company has one class of shares only. Subject to the limitations described below, they have the same rights in all respects. Every share gives the right to one vote.

Limitations on Transferability and Nominee Registrations

Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. Based on a regulation adopted by the Board of Directors on 22 September 2004, nominee shareholders may be entered with voting rights in the share register of the company for up to two per cent of the share capital without further condition, and for more than two per cent if they undertake to disclose to the company the name, address and number of shares held by the beneficial owners.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule. It does not apply in the case of acquisitions or acquisition of shares through succession, division of an estate or marital property law.

The limitations on transferability and nominee registrations may be changed by a positive vote of the absolute majority of the share votes represented at a shareholders meeting.

Exchangeable Bond and Warrants/options

See note 18 to the consolidated financial statements.

Board of Directors

The Board of Directors is responsible for the ultimate supervision and control of the management of the company, including the establishment of general strategies and guidelines, as well as matters which by law are under its responsibility. All other areas of the management are fully delegated to the Chief Executive Officer and the Executive Committee.

Members of the Board

Dr Dr hc Henri B. Meier
Chairman
Businessman, Swiss national, born 1936
Non-executive
First elected in 2000
Current term of office expires in 2007

Member of the Board of Züblin Immobilien Holding AG, HBM BioVentures AG, Grand Hotel Victoria-Jungfrau AG, Eufra Holding AG, several start-up companies and two foundations

Dr Andres F. Leuenberger
Vice-Chairman
Businessman, Swiss national, born 1938
Non-executive
First elected in 1994
Current term of office expires in 2005

Member of the Board of Metallwaren-Holding AG, Vice-President of the American Swiss Foundation and member of the international council of Chugai Pharmaceutical Co. Ltd, a member of the Roche group

Dietrich Fuhrmann
Director
Businessman, German national, born 1941
Non-executive
First elected in 2004
Current term of office expires in 2007

President of the International Organisation of the Flavour Industry (until 20.10.2004)

André Hoffmann
Director
Businessman, Swiss national, born 1958
Non-executive
First elected in 2000
Current term of office expires in 2006

Member of the Board of Roche Holding AG,
Green & Black's Chocolate Ltd, Glyndebourne Productions Ltd, Brunswick Capital Ltd, Chairman of Nemadi Advisors Ltd and Living Planet Fund Management Co., Executive Committee member of the World Wide Fund for Nature

Prof. Dr John Marthinsen
Director
Professor, US national, born 1949
Non-executive
First elected in 2000
Current term of office expires in 2006

The Distinguished Chair in Swiss Economics at Babson College, Member of the Glavin Center for Global Management

Prof. Dr Dr hc Henner Schierenbeck
Director
Professor, German national, born 1946
Non-executive
First elected in 2000
Current term of office expires in 2005

Professor of bank management and controlling at the University of Basel, scientific adviser for the "Zentrum für Ertragsorientiertes Bankmanagement" (Münster/Westfalen), Member of the Council of the European Centre for Financial Services, Member of the Supervisory Board of DIA Consult AG

Dr Jürg Witmer
Director
Attorney, Swiss national, born 1948
Chief Executive Officer
First elected in 1999
Current term of office expires in 2006

Member of the Board of Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG

The curriculum vitæ of the Board members are available on Givaudan's website www.givaudan.com – [about us] – [leadership] – [board of directors]

Committees of the Board	Henri B. Meier	Andres F. Leuenberger	Dietrich Fuhrmann	André Hoffmann	John Marthinsen	Henner Schierenbeck	Jürg Witmer
Chairman's Council							
Nomination							
Compensation							
Audit							
Finance and Investment							
Strategy							

The term of office of the Board members is three years, subject to prior resignation or removal. Board members have to resign at the latest at the general meeting following their 70th birthday. Elections are by rotation in such a way that the term of about one third of the Board members expires every year.
The election is individual.

The Chief Executive Officer is the only executive member of the Board of Directors. None of the non-executive Board members has important business connections with Givaudan SA or any of the members of the Givaudan group. Mr Dietrich Fuhrmann, non-executive member of the Board of Directors retired as member of the Executive Committee on 31 March 2004.

Committees of the Board

The Givaudan Board of Directors has delegated special duties to committees. Meetings of Board Committees are usually held before or after each Board meeting. Moreover, the Board has delegated specific tasks to other committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The roles of the committees are described on Givaudan's website www.givaudan.com – [*about us*] – [*leadership*] – [board of directors] – [committees of the board]

Board Meetings

In 2004, the Givaudan Board of Directors held four regular meetings and three extraordinary meetings. The seven Board members attended all meetings. Since Givaudan's public listing in the year 2000, there has been full attendance at all Board meetings.

During each Board meeting, the operational performance of the company was presented by management and reviewed by the Board. Selected members of management were invited to address specific projects. The Chairman met frequently with members of the Executive Committee.

All Board members have direct access to the Givaudan Intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive via e-mail all press releases and information sent to investors/analysts.

In preparation for Board meetings, information is sent to the Board members via e-mail and ordinary mail. A data room containing additional information and historical data is set up prior to each meeting where Board members can consult relevant documents.



The Board of Directors in the new culinary centre in Cincinnati (from left to right):
Prof. John Marthinsen, Dr Andres F. Leuenberger, Dietrich Fuhrmann,
Dr Henri B. Meier, Dr Jürg Witmer, Prof. Henner Schierenbeck, André Hoffmann

Board of Director's Meeting

In connection with formal Board and Committee meetings, the Directors regularly visit Givaudan sites around the world in order to get first hand information about the market place and the activities carried out by our teams.

In September 2004, the Board of Directors held meetings in the United States allowing them to visit some of our major US operations. The USA with around 33% of Givaudan group sales is the largest single market. Despite the rise of the Asian markets, major trends in scent and taste still originate out of North America. Additionally, our fundamental research centre for flavours is located in Cincinnati, Ohio.

The Directors started their US visit in our fine fragrances creative centre in New York City. Together with the creative centre in Paris, it has become one of the bases for the renewed growth of Givaudan in the fine fragrance arena. The Board also visited the consumer product business unit located in Teaneck, NJ, and the fragrance manufacturing facility in Mount Olive, NJ, which has been in operation since 2000. This state-of-the art facility has a completely automated production line, incorporating robotics as well as special bottling capabilities for perfumes.

In Cincinnati, Ohio, the centre of the North American flavour activities and home to the global flavour research centre, the Board was familiarised with the commercial activities and undertook a comprehensive tour through the flavour creation and application laboratories. Progress in the area of flavour science, biotechnology, sensory science, encapsulation and delivery systems, as well as in taste receptor research was discussed.

On Thursday, 23 September 2004, the Board of Directors together with the management officially inaugurated the new culinary development centre. Local chefs presented the capabilities of the culinary centre through the preparation of Moroccan cuisine flavoured by Givaudan.



Culinary Centre, Kemptthal, Switzerland

With the objective of strengthening its position in the savoury and foodservice markets, Givaudan has now completed investments into three new culinary development centres. The Singapore centre was inaugurated in February 2004 as part of the enhanced regional technical centre. The Kemptthal centre was opened in August, followed by the new culinary centre in Cincinnati, inaugurated in September. These investments strengthen Givaudan's capabilities in Savoury and demonstrate its commitment to this growing segment within the food industry.

The new centre in Cincinnati spans over 6,000 m², and houses the commercial, creation, retail and foodservice applications teams for the culinary group. The centre also contains a state-of-the-art culinary amphitheatre for demonstrations and product development in collaboration with our customers. The centre in Kemptthal, Switzerland, allows Givaudan to showcase its culinary expertise to customers and consolidates regional savoury development competence in Europe.



André Hoffmann smelling a reconstructed savoury flavour with the Virtual Aroma Synthesiser (VAS)



(from left to right): Matthias Währen, Bruce Bachmeier, Michael Carlos, Dr Jürg Witmer, Othmar Vock, Mike Davis, Adrien Gonckel, Gilles Andrier

Executive Committee

The Executive Committee, under the leadership of the CEO, is responsible for all areas of management of the company that are not specifically reserved to the Board of Directors. The Executive Committee holds regular meetings at Givaudan sites around the world or by teleconference.

Members of the Executive Committee

Dr Jürg Witmer
Chief Executive Officer (until 27.04.05)
joined Givaudan in 1999, born 1948
Swiss national

Gilles Andrier
Chief Executive Officer designate (from 28.04.05)
joined Givaudan in 1993, born 1961
French national

Mike Davis
President Flavour Division
joined Givaudan in 1997, born 1947
United States national

Michael Carlos
President Fragrance Division
joined Givaudan in 1984, born 1950
Indian national

Othmar Vock
Chief Financial Officer (until 31.12.04)
joined Givaudan in 1994, born 1943
Swiss national

Matthias Währen
Chief Financial Officer (from 1.01.2005)
joined Givaudan in 2004, born 1953
Swiss national

Adrien Gonckel
Information Technology
joined Givaudan in 1982, born 1952
French national

Bruce Bachmeier
Human Resources
joined Givaudan in 1995, born 1957
United States national

The curriculum vitæ of the members of the Executive Committee are available on Givaudan's website www.givaudan.com – [about us] – [leadership] – [management team]

Compensation, Shareholdings and Loans

Compensation

Givaudan has established a remuneration policy designed to attract, motivate and reward key executives for the achievement of ambitious goals required for future growth, profitability and creation of shareholder value. Compensation of senior executives consists typically of base salary, annual performance incentive and long-term incentive in the form of call options. The annual performance incentive payout is based on the achievement of previously agreed objectives and parameters. The most important performance criteria for senior executives are sales growth, operating performance and return on net operating assets. The performance incentive is paid in the first quarter of each year and calculated on the basis of the operating performance of the previous year.

The *Compensation Committee* of the Board of Directors approves the remuneration policy of the group and the remuneration of the members of the Executive Committee. It approves share option plans and other performance-related remuneration instruments as well as the pension-fund policies.

Compensation of non-executive members of the Board

Compensation 2004	Chairman	Other non-executive members of the Board[1]	Total
Director fees	210,000	350,000	560,000
Committee fees	80,000	160,000	240,000
Total Cash in CHF	**290,000**	**510,000**	**800,000**
Number of options granted [2]	*18,000*	*30,000*	*48,000*
Value at grant in CHF	**195,660**	**326,100**	**521,760**

Payments for Board members for out-of-pocket expenses amounted to CHF 80,000

1) Represents 5 members

2) Options vest on 16 March 2006

Compensation of executive member of the Board and Executive Committee

Compensation 2004	CEO (executive member of the Board)	Executive Committee members (excl. CEO)[1]	Total
Director fees	70,000	-	70,000
Committee fees	60,000	-	60,000
Base salary [2]	640,000	2,058,078	2,698,078
Performance Incentive [3]	337,373	1,118,539	1,455,912
Other benefits in kind	37,979	330,685	368,664
Total Cash in CHF	**1,145,352**	**3,507,302**	**4,652,654**
Annualised expense accrued for supplementary retirement benefit	238,060	466,199	704,259
Number of options granted [4]	*61,200*	*172,000*	*233,200*
Value at grant in CHF	**665,244**	**1,869,640**	**2,534,884**

Payment to the CEO for out-of-pocket expenses amounted to CHF 10,000

1) Represents 6 Executive Committee members including Dietrich Fuhrmann who retired on 31 March 2004

2) Represents an increase of 0% in local currency compared to 2003 for the CEO and the Executive Committee members

3) Performance incentive is based on the year 2003 performance

4) Options vest on 16 March 2006

In addition to the above compensation an amount of CHF 1,310,919 has been accrued for the CEO reflecting the full expense for previously granted supplementary retirement benefits disclosed in the annual report 2003.

The CEO's total retirement benefit entitlement at age 65, including standard pension benefit from the company's pension fund, social security benefits (AHV/AVS) and the supplementary benefits amounts to a maximum of CHF 350,000 per year.

An amount of CHF 2,052,153 has also been accrued for one member of the Executive Committee who retired on 31 December 2004 . The amount represents full expense for compensation and supplementary retirement benefits to be paid in the future.

Compensation of the Board member with the highest compensation

The Board member with the highest compensation is the CEO. For compensation details please refer to the table shown under the previous section.

Special compensation of members of the Board and Executive Committee who left the company during the reporting period

No special compensation was incurred during the reporting period.

Compensation of former members of the Board and Executive Committee

No such compensation was incurred during the reporting period.

Details about the Givaudan share option plan are described in the financial section, note 7 "employee benefits".

No shares were allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of them during the reporting period.

Additional Fees and Loans

No additional fees and/or compensation were paid during the reporting period to any member of the Board, any member of the Executive Committee or any closely connected person. None of them had any loan outstanding as per 31 December 2004.

Ownership of Shares

As per 31 December 2004, the executive Board member (CEO) and members of the Executive Committee including closely connected persons held 354 Givaudan shares. The non-executive Board members including closely connected persons held 136,958 Givaudan shares.

Ownership of Share Options

Givaudan's share options are fully tradable after vesting.

The following share options were granted during the corresponding periods and are still owned by the non-executive members of the Board as per 31 December 2004.

Year of grant	Maturity date	Vesting date	Ticker	Strike price[1] (CHF)	Ratio (option: share)	Value per option at grant date (CHF)	Number of options
2000	30 Sep 2005	21 Jul 2003	GIVHI	553.0	100:1	1.096	102,000
2001	20 Feb 2006	19 Feb 2004	GIVUP	512.9	100:1	1.012	105,000
2002	29 Jan 2007	28 Jan 2005	GIVBB	581.8	10:1	8.120	47,600
2003	17 Mar 2008	17 Mar 2005	GIVMS	516.5	10:1	5.670	51,800
2004	18 Mar 2009	18 Mar 2006	GIVOV	665.0	10:1	10.870	48,000

The following share options are owned by the members of the Executive Committee and the executive member of the Board (CEO) as per 31 December 2004.

Year of grant	Maturity date	Vesting date	Ticker	Strike price[1] (CHF)	Ratio (option: share)	Value per option at grant date (CHF)	Number of options
2000	30 Sep 2005	21 Jul 2003	GIVHI	553.0	100:1	1.096	-
2001	20 Feb 2006	19 Feb 2004	GIVUP	512.9	100:1	1.012	100,000
2002	29 Jan 2007	28 Jan 2005	GIVBB	581.8	10:1	8.120	132,100
2003	17 Mar 2008	17 Mar 2005	GIVMS	516.5	10:1	5.670	170,300
2004	18 Mar 2009	18 Mar 2006	GIVOV	665.0	10:1	10.870	233,200

1) The strike price of the options granted was adjusted in order to compensate the share option holders for the extraordinary dividend payment in 2004

The company is not aware of any ownership of share options, as per 31 December 2004, by persons closely connected to the Board of Directors and/or members of the Executive Committee.

Shareholders' Participation Rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than 10% of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule are considered as one shareholder. This restriction does not apply to the exercise of voting rights through members of a corporate body, independent representatives and holders of deposited shares, to the extent that no avoidance of the said restriction to the voting rights results therefrom. Any change in this rule requires a positive vote of the absolute majority of the share votes represented at a shareholders' meeting, as prescribed by Swiss law.

Any shareholder who, on the day determined by the Board of Directors, is registered as a shareholder with voting rights has the right to attend and to vote at the shareholders' meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by Swiss law for decisions of general meetings of shareholders.

Shareholders registered with voting rights are convened to shareholders' meetings by ordinary mail and by publication in the Swiss official trade journal at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the Annual General Meeting, which will be held on 27 April 2005. The specified date will be approximately two weeks before the meeting.

Change of Control and Defence Measures

The articles of incorporation of Givaudan SA do not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than $33\frac{1}{3}\%$ of the voting rights of a listed company is required to make a public offer to acquire all listed securities of the company that are listed for trading on the SWX Swiss Exchange.

In the event of a change of control, share options granted by the company to members of the Board of Directors will become immediately vested. Options granted to a total of 213 employees will be deemed exercised and will entitle these employees to an amount equal to four times the value at grant or the market value at the time of the change of control, whichever is higher. Additionally, in the event of a change of control that has not been approved by the Board of Directors, the members of the Executive Committee and a group of further 22 executives will be entitled to a compensation equivalent to two years' remuneration.

Internal Audit

Corporate Internal Audit is an independent and objective corporate function established to assist management in achieving their objectives. The internal audit's role is to evaluate and contribute to the continuous improvement of the company's risk management and control systems. This specifically includes also the analysis and evaluation of the effectiveness of business processes and recommendations for adjustments where necessary.

The audit approach is based on the business process audit methodology, which provides value to the local entities and to group management. Effective communication and reporting ensure an efficient implementation of the audit recommendations.

Corporate Internal Audit reports to the Audit Committee of the Board of Directors. The audit function has been headed since the year 2000 by Jean-Pierre Wirtz. For specific audits of affiliates, staff from Ernst & Young supports the internal audit function.

External Auditors

PricewaterhouseCoopers SA has been appointed as the worldwide auditors of the Givaudan Group since the spin-off in 2000. The responsible principal auditor since 2000 has been Ralph R. Reinertsen, partner.

The fees of PricewaterhouseCoopers SA for professional services related to the audit of the Group's annual accounts for the year 2004, amounted to CHF 2.2 million. This amount includes fees for the audit of Givaudan SA, of its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2004, PricewaterhouseCoopers SA rendered other services (mainly tax related) for CHF 0.8 million.

The evaluation of the external auditors is done by the Audit Committee of the Board.

Information Policy

Givaudan's Principles of Disclosure and Transparency are described in a publication posted on our internet website www.givaudan.com – [investor center] – [publications] – [corporate policies]

Hardcopies of company publications, such as annual report, half-year report and environment & safety report are available on request. They can also be downloaded from Givaudan's website under www.givaudan.com – [investor center] – [publications]

Other important website paths

Quarterly sales information and other media releases:
www.givaudan.com – [media room] – [media releases]
Calendar of events:
www.givaudan.com – [investor center] – [agenda]
Articles of Incorporation:
www.givaudan.com – [investor center] – [publications] – [corporate policies]

Givaudan Securities

Price development of shares since public listing



CHF
800
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June 8
2000
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Givaudan

SMI (rebased)

Givaudan Nominal Shares are traded at virt-x, ticker symbol 1064593.



Finance



Nyctanthes

Another tree of great mythical and religious meaning often seen in India is the *Nyctanthes arbor-tristis*, also called Parijat, Harsinghar, Shepalika or Night Jasmine. This Oleaceae is found everywhere on that sub-continent although naturally it is restricted to the sub-Himalayan forests and Eastern India. In Latin, its generic name means "blooms at night" and its species name means "sad tree". The waxy, highly-fragrant, white flowers with a contrasting orange corolla tube open in the evening, but when dawn approaches, this splendour vanishes, the flowers fall to the ground thus giving rise to the feeling of the tree appearing to look sad during the daytime.

Hindu literature is very rich in myths surrounding the Parijat or Harsinghar. Hence, it is said to be a heavenly tree brought to earth by the God Krishna and it is considered a religious offence to pluck its flowers. Thus, devotees spread clean cloths or flat baskets under the trees to collect the flowers as they drop and to bring them to the temples.

Financial Review

in millions of Swiss francs, except per share data	Actual		Pro forma[a]
	2004	2003	2003
Sales	2,680	2,715	2,715
Gross profit	1,280	1,252	1,252
as % of sales	*47.8%*	*46.1%*	*46.1%*
EBITDA[b]	588	521	521
as % of sales	*21.9%*	*19.2%*	*19.2%*
Operating profit before restructuring costs	505	408	483
as % of sales	*18.8%*	*15.0%*	*17.8%*
Operating profit	484	340	415
as % of sales	*18.1%*	*12.5%*	*15.3%*
Net income	350	216	291
as % of sales	*13.1%*	*8.0%*	*10.7%*
Earnings per share – basic (CHF)	46.36	27.03	36.41
Earnings per share – diluted (CHF)	46.02	26.93	36.24
Operating cash flow	586	481	481
as % of sales	*21.9%*	*17.7%*	*17.7%*

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 2.20 of the consolidated financial statements). Goodwill amortisation for the year 2003 amounted to CHF 75 million.

b) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

Against a strong previous year base, Givaudan has again achieved a good sales performance in 2004. Total company sales increased by 4% versus 2003 in local currency terms, excluding the negative impact of the discontinued Fragrance ingredients business. This performance reflects above market growth in both the Fragrance as well as the Flavour divisions.

The margin improvement programme initiated in 2003 is fully on track and has delivered the expected savings in 2004. Additional actions were announced in 2004, linked to site restructuring plans such as the transfer of our Flavour activities in Tremblay, France to Switzerland and the closure and transfer of our Flavour compounding from Barneveld, Netherlands to Germany and Switzerland. The development of the detailed implementation plans for these actions, that will bring further savings mid-term, led to CHF 21 million of additional restructuring expenses which have been booked in the 2004 accounts.

In a challenging market environment, the Givaudan 2004 financial achievement is very satisfactory, all operational performance indicators showing improvements over the previous year.

The company Gross Profit margin reached 47.8% (from 46.1% in 2003). The EBIT before restructuring expenses was 18.8% (2003: 17.8.%) and the EBITDA reached 22.7% (2003: 21.7%). This very good performance was achieved despite CHF 23 million additional other operating expenses of special character, mainly linked to an increased provision for long-term compensation plans due to share price appreciation, higher than anticipated loss on fixed asset disposals and the launch of two major systems related business projects.

It is to be noted that as from 1 January 2004, the Givaudan Group adopted early



IFRS 3 "Business Combinations", IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004, see Note 2.20 of the consolidated financial statements). As a result of this change, goodwill is no longer amortised. The goodwill amortisation for the year 2003 amounted to CHF 75 million.

The operating cash flow before investments increased significantly by 22% from CHF 481 million in 2003 to CHF 586 million. This strong cash generation capacity, coupled with normal investment activity at previous year's level, allowed Givaudan to continue its policy of returning cash, which is not needed in the foreseeable future, back to shareholders.

The global economic situation during 2004 presented many challenges and opportunities for Givaudan's financial operations. The negative exchange rate trends affected Group results in Swiss francs, as mainly the US dollar continued to weaken against our consolidation currency. In addition, and especially during the first semester, exchange rates were subject to a high volatility. Significant fluctuations of currency movements required constant monitoring and adjustment of foreign exchange strategies in order to limit currency exposures. Interest rates remained at low levels, offering further opportunities to secure favourable longer term debt conditions and protection of the balance sheet substance.

The non-operating expenses remained at last year's level. Interest expense increased, reflecting the overall debt evolution. Additional expenses were recognised at the end of 2004 for derivative instruments used to lock in long-term interest rates. The diligent hedging of the company's foreign exchange exposure showed a favourable impact on our 2004 financial result. Careful monitoring allowed a further improvement of the expected tax rate. Overall the combined positive operating and non-operating performance of Givaudan resulted in a Net Profit after Tax of CHF 350 million (13.1% of sales) compared to the Net Profit after Tax of CHF 291 million in 2003 (10.7% of sales, before goodwill amortisation). This represents an improvement of 20%. Givaudan's balance sheet remained solid. At the end of 2004 the equity to total balance sheet ratio stood at a very good level of 53% down from 57% at the end of 2003. The net debt increased from CHF 378 million at the end of 2003 to CHF 541 million at the end of 2004, mainly as a result of a new long-term private placement with attractive conditions. This increase of debt together with the excellent operating cash flow allowed Givaudan in 2004 to return CHF 527 million to shareholders, CHF 409 million in the form of share buy-back and CHF 118 million as ordinary and extraordinary dividends.

As a consequence of these overall positive achievements, the Givaudan Board of Directors will propose to the General Assembly an increase of 10% of the ordinary dividend from CHF 8.90 to CHF 9.80 per share. Additionally, as a result of a further sale of part of our marketable securities portfolio another extraordinary dividend of CHF 6.50 per share will be proposed.

Foreign exchange rates

Foreign currency to Swiss francs exchange rate

	ISO code	units	31 Dec 2004	Average 2004	31 Dec 2003	Average 2003	31 Dec 2002
Dollar	USD	1	1.14	1.24	1.24	1.34	1.38
Euro	EUR	1	1.55	1.54	1.56	1.52	1.45
Pound	GBP	1	2.18	2.28	2.21	2.20	2.23
Yen	JPY	100	1.11	1.15	1.16	1.16	1.16

Consolidated Financial Statements

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	2004	2003
Sales	5	2,680	2,715
Cost of sales		(1,400)	(1,463)
Gross profit		**1,280**	**1,252**
as % of sales		*47.8%*	*46.1%*
Marketing, development and distribution expenses	6	(625)	(643)
Administration expenses		(90)	(96)
Amortisation of intangible assets[a]	17	(18)	(93)
Other operating income (expenses), net	8	(63)	(80)
Operating profit		**484**	**340**
as % of sales		*18.1%*	*12.5%*
Financial income (expenses), net	9	(41)	(40)
Result before taxes		**443**	**300**
Income taxes	10	(93)	(82)
Result after taxes		**350**	**218**
Minority interest	11	-	(2)
Net income		**350**	**216**
as % of sales		*13.1%*	*8.0%*
Earnings per share – basic (CHF)	12	**46.36**	**27.03**
Earnings per share – diluted (CHF)	12	**46.02**	**26.93**

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 2.20). Goodwill amortisation for the year 2003 amounted to CHF 75 million.



Consolidated Balance Sheet at 31 December

in millions of Swiss francs	Note	2004	2003
Cash and cash equivalents		459	494
Available-for-sale financial assets	13	318	366
Accounts receivable – trade	14	401	414
Inventories	15	458	514
Current income tax assets	10	26	43
Trading financial instruments	19	11	49
Other current assets		62	65
Current assets		**1,735**	**1,945**
Property, plant and equipment	16	1,028	1,012
Intangible assets	17	1,288	1,353
Deferred income tax assets	10	91	111
Other long-term assets		157	127
Non-current assets		**2,564**	**2,603**
Total assets		**4,299**	**4,548**
Short-term debt	18	492	249
Accounts payable – trade and others		161	163
Current income tax liabilities	10	51	27
Trading financial instruments	19	23	41
Accrued and other current liabilities		155	153
Current liabilities		**882**	**633**
Long-term debt	18	826	989
Provisions	20	73	79
Liabilities for post-employment benefits	7	107	131
Deferred income tax liabilities	10	88	81
Other non-current liabilities		58	49
Non-current liabilities		**1,152**	**1,329**
Minority interest	11	**1**	**1**
Share capital		78	80
Retained earnings and reserves		3,119	3,010
Own equity instruments		(385)	(9)
Fair value reserve for available-for-sale financial assets		(105)	(115)
Equity component of exchangeable bond		8	10
Cumulative translation differences		(451)	(391)
Equity	21	**2,264**	**2,585**
Total liabilities, minority interest and equity		**4,299**	**4,548**

Consolidated Statement of Changes in Equity for the Years Ended 31 December 2003 and 2004

in millions of Swiss francs	Note	Share Capital	Retained earnings and reserves	Own equity instruments	Equity component of exchangeable bond	Fair value reserve for available-for-sale financial assets	Currency translation differences	Total
Balance at 1 January 2003		**87**	**3,279**	**(118)**	**10**	**(193)**	**(304)**	**2,761**
Movement on fair value for available-for-sale financial assets, net						63		63
Movement on deferred taxes on fair value adjustments						(1)		(1)
Gain (loss) on available-for-sale financial assets removed from equity and recognised in the income statement						16		16
Change in currency translation							(87)	(87)
Net gains (losses) not recognised in the income statement						**78**	**(87)**	**(9)**
Cancellation of shares	21	(7)	(420)	427				-
Dividends paid	21		(65)					(65)
Net income			216					216
Movement on own equity instruments, net				(318)				(318)
Net changes in other equity items		**(7)**	**(269)**	**109**				**(167)**
Balance at 31 December 2003		**80**	**3,010**	**(9)**	**10**	**(115)**	**(391)**	**2,585**
Movement on fair value for available-for-sale financial assets, net						5		5
Movement on deferred taxes on fair value adjustments						1		1
Gain (loss) on available-for-sale financial assets removed from equity and recognised in the income statement						4		4
Change in currency translation							(60)	(60)
Net gains (losses) not recognised in the income statement						**10**	**(60)**	**(50)**
Cancellation of shares	21	(2)	(125)	127				-
Dividends paid	21		(118)					(118)
Net income			350					350
Movement on own equity instruments, net			2	(503)	(2)			(503)
Net changes in other equity items		**(2)**	**109**	**(376)**	**(2)**			**(271)**
Balance at 31 December 2004		**78**	**3,119**	**(385)**	**8**	**(105)**	**(451)**	**2,264**



Consolidated Cash Flow Statement for the Year Ended 31 December

in millions of Swiss francs	Note	2004	2003
▶ Cash flows from (for) operating activities	23	**586**	**481**
Increase (decrease) in long-term debt, net		180	363
Increase (decrease) in short-term debt, net		(46)	(275)
Interest paid		(53)	(49)
Dividends paid		(118)	(65)
Acquisition of own equity instruments, net		(493)	(317)
Others		13	18
▶ Cash flows from (for) financing activities		**(517)**	**(325)**
Purchase of property, plant and equipment and intangible assets	16, 17	(149)	(158)
Proceeds from the disposal of property, plant and equipment and intangible assets		6	21
Interest received		4	4
Dividends received		4	5
Purchase and sale of available-for-sale financial assets, net		22	54
Purchase and sale of trading financial instruments, net		30	18
Acquisition of IBF, net of cash acquired	4		(31)
Acquisition of minority interest in China, net of cash acquired	11		(9)
Others, net		(20)	(17)
▶ Cash flows from (for) investing activities		**(103)**	**(113)**
Net effect of currency translation on cash and cash equivalents		(1)	(3)
Increase (decrease) in cash and cash equivalents		(35)	40
Cash and cash equivalents at the beginning of the year		494	454
▶ Cash and cash equivalents at the end of the year		**459**	**494**

During 2003 and 2004, Givaudan SA shares have been purchased and cancelled (see Note 21)

Notes to the Consolidated Financial Statements

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries.
It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. World-wide, it employs 5,901 people. A list of the principal Group companies is shown in Note 25 of the consolidated financial statements.

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. (hereafter "IBF"), located in Wisconsin (USA). No pro forma financial information relating to the IBF acquisition has been stated.

On 4 August 2003, Givaudan SA acquired the minority interest of Shanghai Givaudan Ltd.

The Group is listed on the SWX Swiss Exchange.

2. Summary of significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with, and comply with, International Financial Reporting Standards (IFRS). They are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and trading financial instruments.

Givaudan SA's Board of Directors approved these consolidated financial statements on 25 February 2005.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are for the most part related to the estimated impairment of goodwill (see Note 17), to the calculation of the present value of defined benefit obligations (see Note 7), to the estimates of income taxes (see Note 10) and to the estimates of provisions (see Note 20). If, in the future, estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

In 2004, the Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 which resulted in a change in the accounting policy for goodwill (see Note 2.20 on Changes in Accounting Policies and IFRS).

2.2 Consolidation

The subsidiaries that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Thus, control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes.



The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities undertaken or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Inter-company transactions, balances, income and expenses are eliminated.

2.3 Foreign currency valuation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in Swiss francs, which is the Group's functional and presentation currency.

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average year and year-end exchange rates are taken directly to equity.

On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Exchange gains and losses arising in Group companies from the translation into their local functional currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in financial income (expenses), net.

2.4 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

2.5 Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment of products. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads.

2.6 Research and product development costs

Research and product development costs are charged against income as incurred since the criteria for their recognition as an asset are not met in the opinion of management.

2.7 Employee benefit costs

Wages, salaries, social security contributions, annual leave and sick leave paid, bonuses and non-monetary benefits are accrued or expensed in the year in which the associated services are rendered by the Group's employees.

Pension obligations

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, principally dependent on employees' years of service and remuneration at retirement. Plans are usually funded by payments from the Group and by the employees to financially independent trusts. Where, due to local conditions, a plan is not funded, a liability is recorded in the financial statements. The asset and liability recognised in the balance sheet is the present value of the defined benefits obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses. The present value of the defined benefits obligation and the related current service cost are calculated annually by independent actuaries using the projected unit credit method. This reflects the discounted expected future payment required to settle the obligation resulting from employee service in the current and prior periods. The future cash outflows incorporates actuarial assumptions primarily regarding the projected rates of remuneration growth, long-term expected rates of return on plan assets, and long-term indexation rates. Discount rates, used to determine the present value of the defined benefit obligation, are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into publicly or privately administrated funds. The Group has no further payment obligations once the contributions have been made. The contributions are charged to the income statement in the year to which they relate.

Other post-retirement obligations

Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

Executive share option plans

The Group established share option plans to align the long-term interests of Group executives and members of the Board of Directors with the interests of the shareholders. Key executives are awarded a portion of their performance-related compensation either in equity-settled plans or in cash-settled share-based plans.

The equity-settled plans are established with call options which have Givaudan registered shares as underlying securities. They are granted at the market price of the options on the date of the grant. Call options are set generally with a vesting period of two or three years, during which the options cannot be exercised or transferred. The Group has at its disposal either treasury shares or conditional share capital when the options are exercised. No compensation cost is recognised in the income statement for the granting of share options based on treasury shares or on conditional capital, except for the underlying social security costs.

The cash-settled plans are established with options right units which provide a right to an executive to participate in the value development of Givaudan call options. Options right units, which may be only settled in cash, are set generally with a vesting period of two or three years, during which the right cannot be exercised. At each balance sheet date, the Group revises its provision corresponding to the number of outstanding rights multiplied by the price of the options at that date. Compensation costs are recognised in the income statement for the value of share options.

2.8 Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in operating expenses or in financial expenses according to their nature.

Deferred income taxes are provided based on the balance sheet liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

2.9 Cash and cash equivalents
Cash and cash equivalents comprises cash on hand and time, call and current balances with banks and similar institutions. Bank overdrafts are shown within short-term debt in current liabilities on the balance sheet.

2.10 Financial Instruments
Financial assets are composed of debt and equity securities and are initially recorded at acquisition cost, including transaction costs. They are generally treated as available-for-sale financial assets; purchases and sales are accounted for on the settlement date. They are classified as current assets, unless they are expected to be realised beyond twelve months of the balance sheet date. At each period-end, for quoted financial assets, the book value is adjusted to the market value, the latter being calculated by reference to share exchange quoted selling prices at close of business on the balance sheet date, with a corresponding entry in equity. Monetary items, such as marketable debt securities, denominated in a foreign currency are adjusted for the effect of any change in exchange rates with unrealised gain or loss booked in the income statement. Realised gain or loss is recognised in the income statement upon disposal of marketable securities or when determined to be impaired. Dividends and interest earned are included in the income statement as financial income.

At each period-end, non-quoted financial assets are re-valued at fair value based on prices given by reputable financial institutions or on the price of the latest transaction.

Available-for-sale financial assets are impaired when in management's opinion there is objective evidence that the estimated future recoverable amount is less than the carrying amount such as when their market value has been deeply below cost over a long period. The charge is recorded within financial income (expenses), net line of the consolidated income statement.

Most derivative instruments are entered into for providing economic hedges. Generally, they do not qualify for hedge accounting according to IAS39 and are treated as held-for-trading financial instruments. They are initially recorded at cost, including transaction costs. Purchases and sales are accounted for on the settlement date. At period-end, the derivatives are re-valued at fair value based on quoted market prices at the balance sheet date, with unrealised gain or loss booked in the income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the income statement.

The proceeds of straight bonds and of private placements of debt issued are recognised at the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method and charged to interest expense over the life of the bond. They are de-recognised at redemption date.

The proceeds, net of expenses, of exchangeable bonds are accounted for by splitting the debt element and the embedded derivative option. The fair value of the liability portion is determined using a market interest rate for an equivalent straight bond; this amount is recorded as a non-current liability. The debt discount arising from the difference between the debt element at issuance and the par value is recognised using the cost method over the life of the bonds. The charge is recorded as interest expense in the income statement. The debt securities are de-recognised at the time of option exercise or at redemption date. The residual amount of the proceeds is allocated to the conversion option which is recognised and included in equity. The value of the conversion option is not changed in subsequent periods but will be reclassified to retained earnings at the time of conversion or at redemption date.

Debt is classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Notes 13, 18 and 19 to the consolidated financial statements.

2.11 Accounts receivable - trade

Trade receivables are carried at anticipated realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts. During the year in which they are identified, bad debts are written off. The charge is reported within marketing, development and distribution expenses of the consolidated income statement.

2.12 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in process comprises raw materials, direct labour, other direct costs and related production overheads but exclude borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

2.13 Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5-15 years
Office equipment	3 years
Motor vehicles	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying values of plant and equipment are written down to their recoverable amount when the carrying value is greater than their estimated recoverable amount (see Note 2.16)

Repairs and maintenance costs are recognised as expenses as incurred.

Interest costs on borrowing to finance the purchase or construction of property, plant and equipment are recognised as expenses as incurred.

2.14 Leases

Leases, where the lessor retains substantially all the risks and benefits of ownership of the asset, are classified as operating leases. Operating lease payments are charged in the consolidated income statement on a straight-line basis over the term of the lease.

The Group has no significant finance leases.

2.15 Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recorded in the balance sheet as an intangible asset. Goodwill is tested annually for impairment, or more frequently when there are indications of impairment, and carried at cost less accumulated impairment losses. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are generally recorded in the local currency at the effective date of the transaction and translated at year-end exchange rate.

Goodwill is allocated to each of the cash-generating units for the purpose of impairment testing. Those cash-generating units represent the Group's investment in each primary reporting segment.

Other intangibles assets such as intellectual property rights (consisting predominantly of know-how being inseparable processes, formulas and recipes) and process-oriented technology are initially recorded at historical cost and classified as intangible assets with finite useful lives. They are carried at cost and are amortised on a straight-line basis over their estimated economic useful lives. Internally generated intangible assets are not capitalised. Estimated useful lives of major classes of amortisable assets are as follows:

Intellectual property rights	20 years
Process-oriented technology	15 years



Intangible assets are derecognised when no future economic benefits are expected from the use of them or on disposal. Gains or losses arising from derecognition are measured as the difference between the net disposal proceeds and the carrying amount and are reported within other operating expenses, net in the consolidated income statement.

2.16 Impairment of long-lived assets

Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss within other operating income (expenses), net line of the consolidated income statement. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term interest rate.

2.17 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Restructuring provisions comprise lease termination penalties and employees termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

2.18 Own equity instruments

Purchases of own equity instruments, own shares and derivatives on own shares, are recorded at acquisition cost including transaction costs as a deduction from equity. The original cost of acquisition, results from resale and other movements are reported as changes in equity, net.

Treasury shares acquired by the execution of own equity derivatives are recorded at the execution date market price. The difference between the market price and the strike price is recorded as a gain or loss on derivatives on own shares and remains in equity.

Treasury shares bought back for the purpose of cancellation are deducted from equity until the shares are cancelled.

More detailed information is provided in Note 21 of the consolidated financial statements.

2.19 Dividend distributions

Dividend distributions are recorded in the period in which they are approved by the Group's shareholders.

2.20 Changes in accounting policies and IFRS

During 2003 and 2004, the IASB issued new standards and improved 15 standards to result in a comprehensive platform of standards that become effective, at the latest, for the annual periods beginning on 1 January 2005;

- IFRS 1 (issued 2004) First-time Adoption of IFRS
- IFRS 2 (issued 2004) Share-based Payment
- IFRS 3 (issued 2004) Business Combinations
- IFRS 4 (issued 2004) Insurance Contracts
- IFRS 5 (issued 2004) Non-current Assets Held for Sale and Discontinued Operations
- IAS 1 (revised 2003) Presentation of Financial Statements
- IAS 2 (revised 2003) Inventories
- IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
- IAS 10 (revised 2003) Events after the Balance Sheet
- IAS 16 (revised 2003) Property, Plant and Equipment
- IAS 17 (revised 2003) Leases
- IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
- IAS 24 (revised 2003) Related Party Disclosures
- IAS 27 (revised 2003) Consolidated and Separate Financial Statements
- IAS 28 (revised 2003) Investments in Associates

- IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
- IAS 33 (revised 2003) Earnings per Share
- IAS 36 (revised 2004) Impairment of Assets
- IAS 38 (revised 2004) Intangible Assets
- IAS 39 (revised 2003) Financial Instruments: Recognition and Measurement

In 2004, the Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004, which resulted in a change in the accounting policy for goodwill. Until 31 December 2003, goodwill was amortised on a straight line basis over 20 years and assessed for indications of impairment at each balance sheet date. From 1 January 2004, the Group ceased amortisation of goodwill. On 1 January 2004, the accumulated amortisation has been eliminated with a corresponding decrease in the cost of goodwill. From 1 January 2004, goodwill is tested annually for impairment, as well as when there are indications of impairment.

The early adoption of IFRS3, IAS36 (revised 2004) and IAS38 (revised 2004) has also resulted in the designation of intangible assets such as patents, licences, trademarks, know-how and process-oriented technology as intangible assets with finite useful lives. The Group has reassessed the useful lives according to IAS38, and no adjustment resulted.

The remaining new and revised standards, issued but not yet effective, are currently being reviewed in order to identify the nature of the future change in accounting policy and to estimate the effect of any necessary changes in the consolidated income statement and financial position upon their adoption.

3. Financial risk management

Financial risk management within the Group is governed by policies approved by the Board of Directors and senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and raising short and long-term debt.

When deemed appropriate, certain of the above risks are reduced through the use of financial instruments. Group management believe that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to optimise value. Group companies report details of the financial instruments outstanding and financial liquidity positions to Group Treasury on a monthly basis.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the equivalent amount in local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies, income is generated primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale and interest on, and repayment of, loans are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary, by means of derivative financial instruments such as options and forward contracts. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation difference.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

Group companies manage their short-term interest rate risk locally, if necessary by means of derivative financial instruments such as interest rate swaps. Furthermore, the consolidated interest rate risk is monitored by Group Treasury on a world-wide level.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is assessed by a very careful review prior to investing, diversification of assets and continuous monitoring of the performance of investments and changes in their risk configuration. The Group makes use of derivative financial instruments to manage risks on available-for-sale investments and debt instruments.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations, causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored.

The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Group policies, guidelines and guidance.

4. Business combinations

IBF acquisition

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. (hereafter "IBF"), located in Wisconsin (USA). No pro forma financial information relating to the IBF acquisition has been stated.

The acquisition of IBF has been accounted for in the financial statements by use of the purchase method of accounting. The results of IBF operations have been incorporated in the consolidated income statement since 7 January 2003.

As stated in the agreement, the purchase price excluding transaction costs amounts to USD 21 million (equivalent to CHF 30 million) and consideration was in the form of cash. The Group acquired intangible assets consisting of goodwill plus process-oriented technology. The latter is amortised on a straight-line basis over 15 years with the amortisation charge recorded within the amortisation of intangible assets line of the consolidated income statement.

On 31 December 2003, the goodwill arising from the IBF acquisition was estimated at CHF 15 million. The goodwill has been adjusted upon the finalisation of the purchase price and to subsequent changes in value of identifiable assets and liabilities. At 31 December 2004, the goodwill is determined to be CHF 21 million.

The total purchase consideration including transaction costs, the net assets acquired and the goodwill related to the IBF acquisition are as follows:

in millions of Swiss francs	Note	
Purchase consideration		31
Fair value of net assets acquired		(16)
Adjustments in 2004 to fair value of net assets acquired	17	6
▸ Total goodwill		**21**



5. Segment information

The Group's world-wide operations are organised into two operating divisions,

Fragrances Manufacture and sale of fragrances into three global business units: Fine Fragrances, Consumer Products and Fragrance Ingredients, and

Flavours Manufacture and sale of flavours into four business units: Beverages, Dairy, Savoury and Sweet Goods.

These divisions are the basis upon which the Group reports its primary segment information.

The secondary format is based on geographical segmentation. The business segments operate in five main geographical areas, namely Switzerland, other EAME (Other Europe, Africa and Middle East), USA and Canada, Latin America and Asia Pacific.

Business segments

in millions of Swiss francs	Fragrances		Flavours		Group	
	2004	2003	2004	2003	2004	2003
Segment sales	1,081	1,112	1,611	1,615	2,692	2,727
Less inter-divisional sales [a]	(8)	(8)	(4)	(4)	(12)	(12)
Segment sales to third parties	**1,073**	**1,104**	**1,607**	**1,611**	**2,680**	**2,715**
EBITDA [b]	**216**	**189**	**372**	**332**	**588**	**521**
as % of sales	*20.1%*	*17.1%*	*23.1%*	*20.6%*	*21.9%*	*19.2%*
Depreciation	(43)	(42)	(43)	(46)	(86)	(88)
Amortisation	-	-	(18)	(93)	(18)	(93)
Operating profit	**173**	**147**	**311**	**193**	**484**	**340**
as % of sales	*16.1%*	*13.3%*	*19.4%*	*12.0%*	*18.1%*	*12.5%*
Additions to restructuring provisions	2	15	19	45	21	60
Operating assets [c]	879	891	2,296	2,402	3,175	3,293
Unallocated assets [d]					1,124	1,255
Consolidated total assets					**4,299**	**4,548**
Operating liabilities [c]	(50)	(48)	(43)	(38)	(93)	(86)
Unallocated liabilities [d]					(1,941)	(1,876)
Consolidated total liabilities					**(2,034)**	**(1,962)**
Capital expenditures [e]	**58**	**63**	**91**	**95**	**149**	**158**
Number of employees	**2,473**	**2,507**	**3,428**	**3,474**	**5,901**	**5,981**

a) Transfer prices for inter-divisional sales are set on an arm's length basis.

b) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

c) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

d) Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.

e) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

Geographical segments

in millions of Swiss francs	Segment sales[a]		Segment net operating assets[b]		Capital expenditures[c]	
	2004	2003	2004	2003	2004	2003
Switzerland	89	105	1,022	1,038	49	72
Other EAME	946	958	490	507	20	22
USA and Canada	872	889	1,114	1,201	56	34
Latin America	257	238	127	127	7	9
Asia Pacific	516	525	329	334	17	21
Total	**2,680**	**2,715**	**3,082**	**3,207**	**149**	**158**

a) Sales are shown by destination.

b) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

c) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

6. Marketing, development and distribution expenses

Expenses for product development and research activities in 2004 amounted to CHF 208 million (2003: CHF 217 million) and are included in the income statement under marketing, development and distribution expenses.

7. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

in millions of Swiss francs	2004	2003
Wages and salaries	501	509
Social security costs	66	66
Post-employment benefits: defined benefit plans	35	68
Post-employment benefits: defined contribution plans	6	7
Other employee benefits	36	38
Total employees' remuneration	**644**	**688**

At the year-end, the Group employed 5,901 people (2003: 5,981).



Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to local legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA. Plans are usually funded by payments from the Group and by employees to financially independent trusts. Where a plan is unfunded, a liability for the entire obligation is recorded in the Group's balance sheet.

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

in millions of Swiss francs	2004	2003
Current service cost	26	37
Interest cost	51	57
Expected return on plan assets	(46)	(45)
Net actuarial (gains) losses recognised	4	19
▶ Total included in employees' remuneration	**35**	**68**

The actual return on plan assets in 2004 was an increase of CHF 55 million (2003: an increase of CHF 121 million).

Movements during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

in millions of Swiss francs	2004	2003
▶ At 1 January	**(115)**	**(85)**
Total expenses included in employees' remuneration	(35)	(68)
Changes in Group organisation; FIS* acquisition		(6)
Contributions paid	66	36
Benefits paid (unfunded plans)	4	5
Currency translation effects and others	3	3
▶ At 31 December	**(77)**	**(115)**

) FIS: Food Ingredients Specialties.

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

in millions of Swiss francs	2004	2003
Present value of funded obligations	(1,025)	(990)
Fair value of plan assets[a]	898	825
	(127)	**(165)**
Unrecognised actuarial losses	133	133
Recognised asset (liability) for funded obligations, net	6	(32)
Present value of unfunded obligations	(83)	(83)
▶ Total defined benefit liability	(77)	(115)
Asset (liability) recognised		
Deficit recognised as liabilities for post-employment benefits	(107)	(131)
Surplus recognised as part of other long-term assets	30	16
▶ Total net asset (liability) recognised	(77)	(115)

a) 522 Givaudan registered shares (2003: 522 shares) are included in the fair value of plan assets for an amount of CHF 0.4 million (2003: CHF 0.3 million).

The above amounts include non-pension post-employment benefit schemes, principally post-retirement healthcare and life insurance, with an actuarial present value of obligations of CHF 69 million at year end (2003: CHF 66 million). The related net liability recognised was CHF 49 million (2003: CHF 50 million). Actuarial losses of CHF 20 million (2003: losses of CHF 16 million) were unrecognised.

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

The Group's Japanese subsidiary participates in the Tokyo Cosmetics Fund, a multi-employer plan which by its nature is a defined benefit plan. This is accounted for as a defined contribution in the consolidated financial statements as the Group does not have access to sufficient information about the plan to account for it as a defined benefit plan. The related contribution expensed in the income statement was CHF 0.5 million (2003: CHF 0.4 million).

The Group operates defined benefit schemes in many countries for which the actuarial assumptions vary based on local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

	2004	2003
Discount rates	3.5 to 5.8%	4.0 to 6.3%
Projected rates of remuneration growth	2.0 to 4.5%	2.0 to 4.3%
Expected rates of return on plan assets	4.5 to 9.3%	5.5 to 9.3%
Healthcare cost trend rate	6.0%	6.0%



Executive share option plan

Share options shown in the table below have been granted on a yearly basis. These options are tradable and transferable after the vesting period. The fair value of the options granted are based on market prices taking into account their respective terms and conditions upon which those equity instruments were granted. Participation in these plans is mandatory.

Share options outstanding at the end of the year have the following terms:

Plan year	Maturity date	Vesting date	Strike price[a] (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options 2004	Number of options 2003
2000	30 September 2005	21 July 2003	553.0	100:1	1.0961	276,000	841,500
2001	20 February 2006	19 February 2004	512.9	100:1	1.0120	590,500	2,436,000
2002	29 January 2007	28 January 2005	581.8	10:1	8.1200	365,900	365,900
2003	17 March 2008	17 March 2005	516.5	10:1	5.6700	429,700	427,800
2004	18 March 2009	18 March 2006	665.0	10:1	10.8700	531,000	

a) Strike price of options issued before 2003 have been adjusted consecutively to the approval by the shareholders, at the Annual General Meeting held on 16 April 2004, to distribute an extraordinary dividend.

Movements in the number of share options outstanding are as follows:

Number of options expressed in equivalent shares	2004	2003
At 1 January	**112,145**	**83,650**
Granted	53,290	43,130
Sold	(24,110)	(14,215)
Exercised		
Lapsed		(420)
At 31 December	**141,325**	**112,145**

For these plans, the Group has at its disposal either treasury shares or conditional share capital up to an amount of CHF 1 million representing 100,000 registered shares with a par value of CHF 10 per share. When held or sold, an option does not give rights to receive a dividend nor to vote.

8. Other operating income (expenses), net

Other operating income (expenses), net represents predominantly various items such as commissions paid to agents, taxes from carrying on operating business and restructuring expenses.

In 2003, the Group initiated a large restructuring programme with the objective of improving the long-term profitability by reducing the Group's cost structure. Various projects to enhance cost efficiency have been commenced in 2003 and extended until 2005. Restructuring costs related to these initiatives of CHF 68 million have been charged in 2003 and additional restructuring costs of CHF 21 million, mainly related to the 2004 announcements of Tremblay (Paris, France) and Barneveld (Netherlands) site closures, have been charged in 2004 to the line other operating income (expenses), net. See also Note 20 on provisions.



9. Financial income (expenses), net

in millions of Swiss francs	2004	2003
Gains (losses) from available-for-sale financial assets, net	3	(4)
Interest income	4	4
Dividend income	4	5
Fair value and realised gains (losses) from derivatives instruments, net	10	6
Interest expense	(55)	(47)
Exchange gains (losses), net	5	13
Other financial income (expenses), net	(12)	(17)
Total financial income (expenses), net	**(41)**	**(40)**

10. Income taxes

Amounts charged (credited) in the income statement are as follows:

in millions of Swiss francs	2004	2003
Current income taxes	89	74
Adjustments of current tax of previous years	(17)	7
Deferred income taxes	21	1
Total income tax expenses	**93**	**82**

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Differences between the final tax outcome and the amounts that were initially recorded impact the income and deferred taxes in the period in which such determinations are made.

The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

	2004	2003
Group's average expected tax rate	20%	22%
Tax effect of		
- Income not taxable	(1)%	(1)%
- Expenses not deductible (including goodwill in 2003)	1%	7%
- Other differences	1%	(1)%
Group's effective tax rate	**21%**	**27%**

The variation in the Group's average expected tax rate is caused by changes in volumes, product mix and profitability of the Group's subsidiaries in the various jurisdictions, as well as changes in local statutory tax rates.

Income tax assets and liabilities

Amounts recognised in the balance sheet related to income taxes are as follows:

Current income taxes

in millions of Swiss francs	2004	2003
Current income tax assets	26	43
Current income tax liabilities	(51)	(27)
Net current income tax asset (liability)	**(25)**	**16**

Deferred income taxes

in millions of Swiss francs	2004	2003
Deferred income tax assets	91	111
Deferred income tax liabilities	(88)	(81)
Net deferred income tax asset (liability)	**3**	**30**

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which is current and will be charged or credited to the income statement during 2005.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses. Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the un-remitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.



Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

in millions of Swiss francs – 2004	Note	Property, plant & equipment	Intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January		**(48)**	**35**	**4**	**39**	**30**
Credited (charged) to income statement		(13)	(6)	(3)	1	(21)
Credited to equity		-	-	-	1	1
Currency translation effects		2	(3)	-	(6)	(7)
Net deferred income tax asset at 31 December		**(59)**	**26**	**1**	**35**	**3**

in millions of Swiss francs – 2003	Note	Property, plant & equipment	Intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January		**(45)**	**45**	**4**	**44**	**48**
Changes in Group organisation; IBF acquisition	4	-	-	-	1	1
Credited (charged) to income statement		(8)	(7)	-	14	(1)
Credited to equity		-	-	-	2	2
Currency translation effects		5	(3)	-	(22)	(20)
Net deferred income tax asset at 31 December		**(48)**	**35**	**4**	**39**	**30**

11. Minority interest

Minority interest represents the interests of third-party shareholders in the net results of the operations and the net assets of the subsidiary in Thailand which is not fully owned by Givaudan, either directly or indirectly.

On 4 August 2003, Givaudan SA acquired the minority interest of Shanghai Givaudan Ltd. Up to the date of acquisition, the minority interest's portion of the net results from operations is reported within the line minority interest in the income statement.
The goodwill of the acquisition amounts to CHF 6 million and is recognised as an intangible asset. Until 31 December 2003, the goodwill is amortised on a straight-line basis over 20 years from the acquisition date with a corresponding entry in the income statement under amortisation of intangibles assets. From 1 January 2004, there is no amortisation of goodwill (see Note 2.20).

12. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares outstanding.

	2004	2003
Net income for the year (in CHF million)	350	216
Weighted average number of shares outstanding		
Ordinary shares	*7,901,639*	*8,351,879*
Treasury shares	*(352,663)*	*(360,335)*
	7,548,976	7,991,544
Earnings per share – basic (CHF)	**46.36**	**27.03**

If the Group had adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) in 2003, the basic earnings per share would have been CHF 36.41.

Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares.

	2004	2003
Net income adjusted for elimination of interest, net of tax of CHF 0 million (2003: CHF 1 million) for dilutive convertible instruments (in CHF million)	350	217
Weighted average number of shares outstanding adjusted for executives shares options plans of 32,216 (2003: 4,956) and for shares on assumed conversion of dilutive convertible instruments of 23,831 (2003: 61,828)	7,605,023	8,058,328
Earnings per share – diluted (CHF)	**46.02**	**26.93**

If the Group had adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) in 2003, the diluted earnings per share would have been CHF 36.24.

13. Available-for-sale financial assets

in millions of Swiss francs	2004	2003
Equity securities[a]	350	354
Bonds and debentures	91	100
Total available-for-sale financial assets	**441**	**454**
Current assets	318	366
Non-current assets	123	88
Total available-for-sale financial assets	**441**	**454**

a) Equity securities totalling CHF 7 million (2003: CHF 12 million) are restricted for sale until the first quarter 2005 (2003: until first quarter 2004).



14. Accounts receivable – trade

in millions of Swiss francs	2004	2003
Accounts receivable	406	426
Notes receivable	8	9
Less: allowance for doubtful accounts	(13)	(21)
Total accounts receivable – trade	**401**	**414**

15. Inventories

in millions of Swiss francs	2004	2003
Raw materials and supplies	252	262
Work in process	23	29
Finished goods	202	242
Less: allowance for slow moving and obsolete inventories	(19)	(19)
Total inventories	**458**	**514**

At year-end, the portion of inventory valued at net realisable value amounts to CHF 4 million (2003: not significant).

16. Property, plant and equipment

in millions of Swiss francs – 2004	Note	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value						
Balance at 1 January		**60**	**442**	**425**	**85**	**1,012**
Currency translation effects		(2)	(18)	(14)	(2)	(36)
Additions		-	8	28	113	149
Disposals		(2)	(5)	(3)	(1)	(11)
Transfers		-	44	85	(129)	-
Depreciation			(17)	(69)		(86)
Balance at 31 December		**56**	**454**	**452**	**66**	**1,028**
Cost		56	705	1,072	66	1,899
Accumulated depreciation			(251)	(620)		(871)
Balance at 31 December		**56**	**454**	**452**	**66**	**1,028**

in millions of Swiss francs – 2003	Note	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value						
Balance at 1 January		**63**	**453**	**451**	**40**	**1,007**
Currency translation effects		(1)	(20)	(12)	(4)	(37)
Changes in Group organisation; IBF acquisition	4	-	1	-	-	1
Changes in Group organisation; purchase of minority interest in China	11	-	2	1	-	3
Additions		-	2	21	133	156
Disposals		(3)	(6)	(21)	-	(30)
Transfers		1	30	53	(84)	-
Depreciation			(20)	(68)		(88)
Balance at 31 December		**60**	**442**	**425**	**85**	**1,012**
Cost		60	687	1,015	85	1,847
Accumulated depreciation			(245)	(590)		(835)
Balance at 31 December		**60**	**442**	**425**	**85**	**1,012**

Operating lease commitments:

At year-end, the Group had commitments for the following future minimum payments under non-cancellable operating leases:

in millions of Swiss francs	2004	2003
Within one year	11	13
Within two to five years	18	22
Thereafter	16	26
Total minimum payments	**45**	**61**

The total rental for all operating leases was CHF 27 million (2003: CHF 31 million).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling CHF 12 million (2003: CHF 29 million).

17. Intangible assets

in millions of Swiss francs – 2004	Note	Goodwill	Intellectual property rights	Process-oriented technology and other	Total
Net book value					
Balance at 1 January		**1,027**	**311**	**15**	**1,353**
Currency translation effects		(52)	-	(1)	(53)
Changes in Group organisation; IBF acquisition	4	6	-	-	6
Additions		-	-	-	-
Disposals		-	-	-	-
Impairment		-	-	-	-
Amortisation			(17)	(1)	(18)
Balance at 31 December		**981**	**294**	**13**	**1,288**
Cost		981	339	16	1,336
Accumulated amortisation			(45)	(3)	(48)
Net book value at 31 December		**981**	**294**	**13**	**1,288**

in millions of Swiss francs – 2003	Note	Goodwill	Intellectual property rights	Process-oriented technology and other	Total
Net book value					
Balance at 1 January		**1,134**	**328**	**-**	**1,462**
Currency translation effects		(62)	-	(2)	(64)
Changes in Group organisation; FIS* acquisition		9	-	-	9
Changes in Group organisation; IBF acquisition	4	15	-	16	31
Changes in Group organisation; purchase of minority interest in China	11	6	-	-	6
Additions		-	-	2	2
Disposals		-	-	-	-
Amortisation		(75)	(17)	(1)	(93)
Balance at 31 December		**1,027**	**311**	**15**	**1,353**
Cost		1,426	339	80	1,845
Accumulated amortisation		(399)	(28)	(65)	(492)
Net book value at 31 December		**1,027**	**311**	**15**	**1,353**

) FIS: Food Ingredients Specialties.

At year-end, the Group had no significant capital commitments for the purchase of intangible assets.

Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to the division of the primary segment, respectively CHF 3 million (2003: CHF 5 million) for the fragrance division and CHF 978 million (2003: CHF 1,022 million) for the flavour division.

The recoverable amount of the fragrance division has been determined based on value in use calculations. These calculations use cash flow projections based on financial business plans and budgets approved by management covering a five-year period.
The basis of the key assumptions is market growth adjusted for estimated market share gains. Operating costs are based on past performance adjusted for expected efficiency improvements. The discount rate applied to cash flow projections is pre-tax and reflects specific risks relating to the Group and was determined at 8.6%.

The recoverable amount of the flavour division has been determined based on value in use calculations. These calculations use cash flow projections based on financial business plans and budgets approved by management covering a five-year period.
The basis of the key assumptions is market growth adjusted for estimated market share gains. Operating costs are based on past performance adjusted for expected efficiency improvements. Cash flows beyond the five-year period are extrapolated using a 3.1% rate representing the expected market growth rate in the flavours industry. The discount rate applied to cash flow projections is pre-tax and reflects specific risks relating to the Group and was determined at 8.6%.

No impairment loss resulted from the impairment tests for goodwill.

Intellectual property rights

As part of the acquisition of Food Ingredients Specialties (FIS), the Group acquired intellectual property rights predominantly consisting of know-how being inseparable processes, formulas and recipes.

Process-oriented technology and other

This consists mainly to process-oriented technology acquired when the Group purchased IBF.



18. Debt

in millions of Swiss francs – 2004	within two to three years	within four to five years	thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	-	-	-	-	192	192
Private placements	-	124	505	629	-	629
Straight bond	-	-	-	-	300	300
Exchangeable bond	197	-	-	197	-	197
Total debt at 31 December	**197**	**124**	**505**	**826**	**492**	**1,318**

in millions of Swiss francs – 2003	within two to three years	within four to five years	thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	-	-	-	-	249	249
Private placements	-	37	385	422	-	422
Straight bond	299	-	-	299	-	299
Exchangeable bond	268	-	-	268	-	268
Total debt at 31 December	**567**	**37**	**385**	**989**	**249**	**1,238**

At year-end, the fair value of long-term debt was CHF 1 billion (2003: CHF 1.1 billion).

On 29 December 2000, the Group issued a 4.25% straight bond 2000-2005 with a nominal value of CHF 300 million.

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million made of 200,000 bonds of USD 1,000 denomination. The bond was issued by Givaudan United States, Inc., and is guaranteed by Givaudan SA (Holding company). The principal amount is accreted with a gross yield to maturity of 4% being 116.42% at maturity. The bond is exchangeable into ordinary registered shares of Givaudan SA. The maximum of shares to be delivered is 632,371 shares. The maturity of the bond is 7 June 2006 with the option for both bondholders and issuer to redeem the bonds before maturity under defined conditions. The net proceeds of the issue were USD 195 million (equivalent to CHF 339 million). 43,327 bonds have been converted (2003: 30 bonds converted) during 2004.

On 7 February 2003, the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It is redeemable in 2009 with an annual interest rate of 2.9%.

On 28 May 2003, the Group entered into a private placement for a total amount of USD 220 million (equivalent to CHF 285 million). The private placement was made by Givaudan United States, Inc. It is redeemable by instalments at various times beginning on May 2008 through May 2015 with annual interest rates ranging from 3.65% to 5.00%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been fully in compliance with the covenants set.

On 9 July 2003, the Group entered into a private placement for a total amount of CHF 100 million. The private placement was made by Givaudan SA. It is redeemable in 2013 with an annual interest rate of 3.3%.

On 16 April 2004, the Group entered into a private placement for a total amount of USD 200 million (equivalent to CHF 259 million). The private placement was made by Givaudan United States, Inc. It matures at various times in instalments beginning May 2009 through May 2016 with annual interest rates ranging from 4.16% to 5.49%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been fully in compliance with the covenants set.

The weighted average effective interest rates at the balance sheet date were as follows:

	2004	2003
Amounts due to banks and other financial institutions	2.8%	2.3%
Private placements	4.5%	4.1%
Straight bond	4.3%	4.3%
Exchangeable bond	4.3%	4.3%

19. Trading financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements.

The fair value of trading financial instruments held by the Group are as follows:

in millions of Swiss francs	2004	2003
Foreign currency derivatives, net		
- forward foreign exchange contracts	1	1
- options	-	1
Interest rate derivatives, net		
- swaps	(4)	(6)
- forward starting swaps	(11)	-
Other derivatives, net		
- options on equity securities	1	11
- futures	1	1
Total trading financial instruments, net	**(12)**	**8**

Foreign currency derivatives are entered into for the purchase of currencies to settle liabilities within the Group.

In 2004, Givaudan entered into an interest rate swap contract with a notional principal value of CHF 300 million to convert the straight bond 2000 - 2005 with a nominal value of CHF 300 million from a 4.25% fixed rate bond to a floating rate bond bearing interest at Libor plus 3.2%.

In 2004, Givaudan entered into forward starting swap contracts with a notional principal value totalling CHF 400 million at a rate of 3.0%, for the period from 15 December 2005 to 15 December 2010.

The notional principal amounts of the other outstanding interest rate swap contracts at 31 December 2004 were JPY 1 billion (equivalent to CHF 11 million) (2003: JPY 1 billion equivalent to CHF 12 million) and USD 40 million (equivalent to CHF 46 million) (2003: USD 40 million equivalent to CHF 50 million). For the JPY swap contracts, the fixed interest rates paid in 2004 were from 2.0% to 3.2% (2003: 2.0% to 3.2%) and the average floating rate received was 0.5% (2003: 0.5%). For the USD swap contracts, the fixed interest rates paid in 2004 were from 4.8% to 5.1% (2003: 4.8% to 5.1%) and the average floating rate received was 1.1% (2003: 1.6%).

20. Provisions

in millions of Swiss francs – 2004	Note	Restructuring from FIS* acquisition	Restructuring	Claims and litigation	Others	Total
Balance at 1 January		**6**	**50**	**17**	**6**	**79**
Additional provisions		-	21	2	4	27
Unused amounts reversed		-	-	(1)	-	(1)
Utilised during the year		(5)	(20)	(2)	(6)	(33)
Currency translation effects		-	1	-	-	1
Balance at 31 December		**1**	**52**	**16**	**4**	**73**

in millions of Swiss francs – 2003	Note	Restructuring from FIS acquisition	Restructuring	Claims and litigation	Others	Total
Balance at 1 January		**12**	**3**	**14**	**16**	**45**
Changes in Group organisation; IBF acquisition	4	-	-	-	1	1
Additional provisions		3	60	5	1	69
Unused amounts reversed		-	-	-	(6)	(6)
Utilised during the year		(9)	(13)	(1)	(6)	(29)
Currency translation effects		-	-	(1)	-	(1)
Balance at 31 December		**6**	**50**	**17**	**6**	**79**

) FIS: Food Ingredients Specialties.

Significant judgment is required in determining the various provisions. A range of possible outcomes are determined to make reliable estimates of the obligation that is sufficient for the recognition of a provision. Differences between the final obligations and the amounts that were initially recorded, impact the income statement in the period which such determination is made.

Restructuring provisions from FIS (Food Ingredients Specialties) acquisition

Provisions for the FIS acquisition have been recognised for compensating FIS employees for terminating of their employment and closing FIS facilities. It is expected that CHF 1 million will be used during 2005.



Restructuring provisions

Restructuring provisions arise from re-organisations of the Group's operations and management structure. They include a large restructuring programme commenced in 2003 and extended until 2005 by the Group. Refer to Note 8 other operating income (expense), net. It is expected that CHF 52 million will be used during 2005 and early 2006.

Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions. It is expected that CHF 1 million will be used during 2005.

Other provisions

These consist largely of provisions for environmental and similar matters.

21. Equity

At 31 December 2004, the share capital amounts to CHF 78,000,000 divided into 7,800,000 fully paid-up registered shares with a nominal value of CHF 10 each. Every share gives the right to one vote. The board of directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. The Board of Directors is authorised until 16 April 2006 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share (2003: no authorised share capital was available).

On the 3 April 2003, the Group had completed its share buy back programme with the repurchase of 725,627 registered shares over a second trading line on the Swiss Stock Exchange, virt-x. At the Annual General Meeting on 11 April 2003, the shareholders agreed with the cancellation of the repurchased shares and with the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000. The cancellation became effective on 27 June 2003.

On 30 June 2003, the Group started a supplementary share buy back programme that was originally planned to last until 30 June 2004. On 14 June 2004, the Board of Directors resolved to extend this programme until 30 June 2005. The Group intends to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. On 13 April 2004, the Group had completed partially its second share buy back programme with the repurchase of 200,000 registered shares. At the Annual General Meeting on 16 April 2004, the shareholders agreed with the cancellation of the 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5% from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004. By 31 December 2004, the Group had repurchased 419,259 registered shares. By 25 February 2005, the Group has repurchased 422,259 registered shares. The cancellation of the shares must be approved by the Group's shareholders and will be proposed to the Annual General Meeting on 27 April 2005.

Movements in own equity instruments are as follows:

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2004	**114,362**				**9**
Registered shares					
Purchases at cost	903,275	777.69	700.37	623.37	633
Sales at cost	(225,375)	774.11	669.08	640.00	(151)
Cancellation of shares	(200,000)	691.50	636.61	566.00	(127)
Realised (gain) loss, net					17
Exchangeable bond obligation[a]					5
Derivatives on own shares					
Purchase of open derivatives at cost					19
Sales of open derivatives at cost					(19)
Realised (gain) loss, net					(1)
Balance at 31 December 2004	**592,262**				**385**

a) uncovered portion of the shares to be delivered.

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2003	**274,234**				**118**
Registered shares					
Purchases at cost	646,845	627.50	561.60	446.20	363
Sales at cost	(81,090)	581.60	484.98	449.50	(39)
Cancellation of shares	(725,627)	627.50	588.39	446.20	(427)
Realised (gain) loss, net					4
Exchangeable bond obligation[a]					1
Derivatives on own shares					
Purchase of open derivatives at cost					13
Sales of open derivatives at cost					(18)
Realised (gain) loss, net					(6)
Balance at 31 December 2003	**114,362**				**9**

a) uncovered portion of the shares to be delivered.

The Group holds purchased call options and written put options to cover in-part the anticipated obligations related to the executive share option plans and the guaranteed exchangeable bonds issued on 7 June 2001. At 31 December 2004, the outstanding 545,771 put options (2003: 564,070) held by third parties on the Group's own shares have exercise prices from CHF 514.85 to CHF 633.69 per share (2003: from CHF 520 to CHF 640). No premiums were received during the year (2003: CHF 7 million). The put options can be exercised in 2005, 2006 and 2007 with gross physical delivery of the shares. The total Group's cash commitment is CHF 310 million (2003: CHF 323 million) with a fair value of the related own shares of CHF 409 million (2003: CHF 362 million).

On 16 April 2004, the shareholders approved the distribution of an ordinary dividend of CHF 8.90 gross per share and the distribution of an extraordinary dividend of CHF 6.50 gross per share. Both dividends were paid on 21 April 2004. The distribution to holders of outstanding shares amounted to CHF 118 million and has been charged to retained earnings in 2004.

On 11 April 2003, the shareholders approved the distribution of a dividend of CHF 8.10 gross per share in respect of the 2002 business year. The dividend was paid on 16 April 2003. The distribution to holders of outstanding shares amounted to CHF 65 million and has been charged to retained earnings in 2003.

At the Annual General Meeting on 27 April 2005, the Board of Directors will propose a dividend in respect of the 2004 business year of CHF 9.80 gross per share amounting to a total dividend of CHF 76 million. The Board of Directors will also propose an extraordinary dividend of CHF 6.50 gross per share amounting to a total extraordinary dividend of CHF 51 million.

22. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

23. Cash flows from operations

in millions of Swiss francs	2004	2003
Net income	350	216
Non-operating income and expenses	134	124
Operating profit	**484**	**340**
Depreciation of property, plant and equipment	86	88
Amortisation of intangible assets	18	93
Other non-cash income and expenses	25	107
Adjustments for non-cash items	**129**	**288**
(Increase) decrease in inventories	23	(55)
(Increase) decrease in accounts receivable	(2)	6
(Increase) decrease in other current assets	(1)	5
Increase (decrease) in accounts payable	1	12
Increase (decrease) in other current liabilities	5	(30)
(Increase) decrease in working capital	**26**	**(62)**
Income taxes paid	(24)	(67)
Other operating cash flows, net	(29)	(18)
Cash flows from (for) operating activities	**586**	**481**

24. Related parties

Disclosure of the remuneration paid to the Board of Directors is included in the Corporate Governance section of this document. There are no other significant related party transactions.

25. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights). Share capitals are shown in thousands of currency units. For domicile information, see page 102.

Switzerland	Givaudan S.A.	CHF	78,000
	Givaudan Suisse S.A.	CHF	4,000
	Givaudan Finance SA	CHF	300,000
Argentina	Givaudan Argentina S.A.	ARS	10
Australia	Givaudan Australia Pty Limited	AUD	10
Bermuda	Givaudan International Ltd	USD	12
	FF Holdings (Bermuda) Ltd	USD	12
	FF Insurance Ltd	CHF	40,000
Brazil	Givaudan do Brasil Ltda	BRL	26,184
Canada	Givaudan Canada Co	CAD	12,901
China	Shanghai Givaudan Ltd	USD	7,750
Colombia	Givaudan Colombia SA	COP	2,869,973
France	Givaudan Participation SAS	EUR	41,067
	Givaudan France Fragrances SAS	EUR	9,600
	Givaudan France Arômes SAS	EUR	1,714
Germany	Givaudan Deutschland G.m.b.H.	EUR	4,100
India	Givaudan (India) Private Limited	INR	115,000
	Vinarom Private Limited	INR	99,900
Indonesia	P.T. Givaudan Indonesia	IDR	1,215,600
Japan	Givaudan Japan K.K.	JPY	1,000,000
Malaysia	Givaudan Malaysia Sdn Bhd	MYR	200
Mexico	Givaudan de Mexico S.A. de C.V.	MXN	51,710
Netherlands	Givaudan Nederland B.V.	EUR	4,050
Singapore	Givaudan Singapore Pte Ltd	SGD	12,012
South Africa	Givaudan South Africa (Pty) Ltd	ZAR	2
South Korea	Givaudan Korea Ltd	KRW	550,010
Spain	Givaudan Ibérica, SA	EUR	8,020
Thailand	Givaudan (Thailand) Ltd (79%)	THB	15,400
United Kingdom	Givaudan UK Ltd.	GBP	15,700
U.S.A.	Givaudan (United States) Inc.	USD	0.05
	Givaudan Fragrances Corporation	USD	0.1
	Givaudan Flavors Corporation	USD	0.1
	Givaudan Flavors, Inc.	USD	1.4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Group Auditors

to the General Meeting of Givaudan SA

Vernier

As auditors of the Group, we have audited the Consolidated Financial Statements of the Givaudan Group on pages 56 to 91 for the year ended 31 December 2004. These Consolidated Financial Statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Givaudan Group present fairly, in all material respects, the financial position at 31 December 2004, and the results of operations and the cash flows for the year then ended in accordance with the International Financial Reporting Standards and comply with relevant Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen

Felix Roth

Geneva, 25 February 2005

Statutory Financial Statements of Givaudan SA (Group Holding Company)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	2004	2003
Income from investments in Group companies	101	157
Royalties from Group companies	281	293
Interest income from Group companies	5	4
Other income	166	102
Total income	**553**	**556**
Research and development expenses to Group companies	(116)	(117)
Interest expense	(18)	(18)
Amortisation of intangible assets	(17)	(17)
Other expenses	(136)	(119)
Withholding taxes and capital taxes	(6)	(5)
Total expenses	**(293)**	**(276)**
Profit before taxes	**260**	**280**
Income taxes	(12)	(7)
Net profit	**248**	**273**

Givaudan

Balance Sheet at 31 December

in millions of Swiss francs	2004	2003
Cash and cash equivalents	140	204
Marketable securities	260	226
Treasury shares allotted to share buy back programme	308	26
Accounts receivable from Group companies	18	37
Other current assets	146	107
Current assets	**872**	**600**
Investments in Group companies	1,422	1,415
Loans to Group companies	414	480
Other long-term investments	-	-
Intangible assets	293	311
Non-current assets	**2,129**	**2,206**
Total assets	**3,001**	**2,806**
Loans from banks	152	152
Accounts payable to Group companies	45	66
Other payables and accrued liabilities	147	108
Current liabilities	**344**	**326**
Loans from Group companies	704	531
Non-current liabilities	**704**	**531**
Total liabilities	**1,048**	**857**
Share capital	78	80
General legal reserve	66	66
Reserve for own equity instruments	428	63
Free reserve	982	1,316
Retained earnings		
Balance brought forward from previous year	151	151
Net profit of the year	248	273
Equity	**1,953**	**1,949**
Total liabilities and equity	**3,001**	**2,806**

Notes to the Statutory Financial Statements

1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

2. Valuation methods and translation of foreign currencies

Investments in, and loans to, Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost and market value. Derivatives are re-valued at fair value.

In the balance sheet, foreign currency assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recorded in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

3. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 572 million (2003: CHF 648 million).

4. Equity

At 31 December 2004, the share capital amounts to CHF 78,000,000 divided into 7,800,000 fully paid-up registered shares with a nominal value of CHF 10 each. Every share gives the right to one vote. The board of directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. The Board of Directors is authorised until 16 April 2006 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share (2003: no authorised share capital was available).

On the 3 April 2003, the Group had completed its share buy back programme with the repurchase of 725,627 registered shares over a second trading line on the Swiss Stock Exchange, virt-x. At the Annual General Meeting on 11 April 2003, the shareholders agreed with the cancellation of the repurchased shares and with the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000. The cancellation became effective on 27 June 2003.

On 30 June 2003, the Group started a supplementary share buy back programme that was originally planned to last until 30 June 2004. On 14 June 2004, the Board of Directors has resolved to extend this programme until 30 June 2005. The Group intends to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x.
On 13 April 2004, the Group had completed partially its second share buy back programme with the repurchase of 200,000 registered shares.
At the Annual General Meeting on 16 April 2004, the shareholders agreed with the cancellation of the 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5% from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004.
By 31 December 2004, the Group had repurchased 419,259 registered shares.
By 25 February 2005, the Group had repurchased 422,259 registered shares.
The cancellation of the shares must be approved by the Group's shareholders and will be proposed to the Annual General Meeting on 27 April 2005.

Movements in own equity instruments

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2004	**114,362**	**627.50**	**548.57**	**446.20**	**63**
Purchases at cost	903,275	777.69	700.37	623.37	633
Sales	(225,375)	774.11	669.08	640.00	(141)
Cancellation of shares	(200,000)	691.50	636.61	566.00	(127)
Balance at 31 December 2004	**592,262**	**777.69**	**722.31**	**566.00**	**428**

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2003	**274,234**	**668.59**	**620.34**	**467.86**	**170**
Purchases at cost	646,845	627.50	561.60	446.20	363
Sales	(81,090)	581.60	539.22	449.50	(43)
Cancellation of shares	(725,627)	627.50	588.39	446.20	(427)
Balance at 31 December 2003	**114,362**	**627.50**	**548.57**	**446.20**	**63**

As 31 December 2004, there are no other companies controlled by Givaudan SA that hold own shares.

According to the information available to the Board of Directors at 31 December 2004, Nestlé SA with 11.06% (2003: 10.78%) of Givaudan shares was the only shareholder registered with voting rights who held more than 5% of the total share capital.

5. Movements in equity

in millions of Swiss francs – 2004	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance at 1 January 2004	**80**	**66**	**63**	**1,316**	**424**	**1,949**
Cancellation of shares	(2)	-	-	(125)	-	(127)
Appropriation of available earnings						
Transfer to the free reserve	-	-	-	150	(150)	-
Dividend paid relating to 2003	-	-	-	6	(123)	(117)
Transfer to the reserve for own equity instruments	-	-	365	(365)	-	-
Net profit of the year	-	-	-	-	248	248
Balance at 31 December 2004	**78**	**66**	**428**	**982**	**399**	**1,953**

in millions of Swiss francs – 2003	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance at 1 January 2003	**87**	**66**	**171**	**1,472**	**372**	**2,168**
Cancellation of shares	(7)	-	-	(420)	-	(427)
Appropriation of available earnings						
Transfer to the free reserve	-	-	-	150	(150)	-
Dividend paid relating to 2002	-	-	-	6	(71)	(65)
Transfer from the reserve for own equity instruments	-	-	(108)	108	-	-
Net profit of the year	-	-	-	-	273	273
Balance at 31 December 2003	**80**	**66**	**63**	**1,316**	**424**	**1,949**



6. List of principal direct subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Suisse S.A.
	Givaudan Finance SA
Argentina	Givaudan Argentina S.A.
Australia	Givaudan Australia Pty Limited
Brazil	Givaudan do Brasil Ltda
China	Shanghai Givaudan Ltd
Colombia	Givaudan Colombia SA
France	Givaudan Participation SAS
Germany	Givaudan Deutschland G.m.b.H.
India	Givaudan (India) Private Limited
Indonesia	P.T. Givaudan Indonesia
Japan	Givaudan Japan K.K.
Malaysia	Givaudan Malaysia Sdn Bhd
Mexico	Givaudan de Mexico S.A. de C.V.
Netherlands	Givaudan Nederland B.V.
New Zealand	Givaudan New Zealand Ltd
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica, SA
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd.

Appropriation of Available Earnings of Givaudan SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	2004	2003
Net profit of the year	247,905,715	272,524,245
Balance brought forward from previous year	150,418,040	151,093,795
Total available earnings	**398,323,755**	**423,618,040**
Transfer to general legal reserve	-	-
Distribution of an ordinary dividend of CHF 9.80 gross per share (2003: CHF 8.90)	76,440,000	71,200,000
Distribution of an extraordinary dividend of CHF 6.50 gross per share (2003: CHF 6.50)	50,700,000	52,000,000
Transfer to free reserve	150,000,000	150,000,000
Total appropriation of available earnings	**277,140,000**	**273,200,000**
Amount to be carried forward	**121,183,755**	**150,418,040**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Statutory Auditors
to the General Meeting of Givaudan SA
Vernier

As statutory auditors, we have audited the accounting records and the financial statements on pages 94 to 99 of Givaudan SA for the year ended 31 December 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with relevant Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen   Felix Roth

Geneva, 25 February 2005

Givaudan World-wide

ARGENTINA
Givaudan Argentina SA
San Lorenzo 4759
Esquina Ave Mitre
1605 Munro Prov.
Buenos Aires


AUSTRALIA
Givaudan Australia Pty Ltd
9, Carolyn Street
P.O. Box 6125
Silverwater N.S.W 2128

Givaudan Australia Pty Ltd
Unit 36, 5 Inglewood Place
Baulkham Hills N.S.W 2153


AUSTRIA
Givaudan Austria GmbH
Twin Tower Vienna
Wienerbergstrasse 11
1810 Vienna


BERMUDA
Givaudan International Ltd
Hamilton
FF Holdings (Bermuda) Ltd
Hamilton
FF Insurance Ltd
Hamilton

BRAZIL
Givaudan do Brasil Ltda
Av. Engenheiro Billings, 2185
Jaguaré, São Paulo
SP - CEP 05321-010
Caixa Postal: 66041


CANADA
Givaudan Canada Co.
2400 Matheson Boulevard, East
Mississauga, Ontario
L4W - 5G9


CHILE
Givaudan Chile Ltda
Luis Rodríguez Velasco 4717, oficina 212
Las Condes, Santiago


CHINA
Flavours & Fragrances Creation, Sales & Production
Shanghai Givaudan Ltd
298 Li Shi Zhen Road
Zhang Jiang High-Tech Park
Pu Dong New Area
Shanghai 201203

Flavours & Fragrances Sales
Shanghai Givaudan Ltd
Guangzhou Representative Office
17/F, Yin Zheng Mansion
338 Huan Shi East Road
Guangzhou 510060

Shanghai Givaudan Ltd
Beijing Representative Office
Unit 1201-1204 Tower A, Beijing Kelun Building
12A, Guanghua Road, Chaoyang District
Beijing 100020

Shanghai Givaudan Ltd
Chongqing Representative Office
Room 1501 A, Metropolitan Mansion
68 Zou Rong Road, Central District
Chongqing 400010

Givaudan Hong Kong Ltd
17A, Lippo Leighton Tower
103-109 Leighton Road
Causeway Bay
Hong Kong

COLOMBIA
Givaudan Colombia SA
Carrera 99 No 46-A-22
151196 Bogota, D.C.


CZECH REPUBLIC (and SLOVAKIA)
Givaudan CR, sro
Klimentska 10
110 00 Praha 7


DENMARK
Givaudan Scandinavia A/S
Gongehusvej 280
2970 Hørsholm


FINLAND (Estonia, Lithuania, Latvia)
Givaudan Finland Representative Office
Kauppakartanonkatu 7 A 44
00930 Helsinki


FRANCE
Givaudan Participation SAS
55, Voie des Bans, B.P. 24
95102 Argenteuil

Flavours
Givaudan France Arômes SAS
Zac Paris Nord II - 89/103 rue des Chardonnerets
93290 Tremblay en France
Postal Address:
BP 50250
95956 Roissy CDG Cedex

Fragrances Sales & Production
Givaudan France Fragrances SAS
55, Voie des Bans, B.P. 24
95102 Argenteuil

Fine Fragrances Studio
Givaudan France Fragrances SAS
46, avenue Kleber
75116 Paris

Creative Fragrance Centre
Givaudan France Fragrances SAS
19-23, Voie des Bans, B.P. 98
95102 Argenteuil

Fragrances Production
Givaudan France Fragrances SAS
62, rue Paul Cazeneuve, B.P. 8236
69355 Lyon


GERMANY
Flavours
Givaudan Deutschland GmbH
Giselherstrasse 11
44319 Dortmund

Fragrances
Givaudan Deutschland GmbH
Lehmweg 17
20251 Hamburg

HUNGARY
Givaudan Schweiz AG
Hungary Commercial Representative Office
Karoly krt. 11
1075 Budapest


INDIA
Flavours & Fragrances Sales
Givaudan (India) Pvt Ltd
Bonanza "A" Wing, 402-412
Sahar Plaza Complex
M.V. Road
Andheri East
Mumbai 400 059

Creative Fragrance Centre
Givaudan (India) Pvt Ltd
13th Floor
Prestige Meridian 1
29 M. G. Road
Bangalore 560 001

Flavours & Fragrances Production
Vinarom Pvt Ltd
Plot No.26, 2nd Cross
Jigani Industrial Area
Jigani 562 106
Anekal Taluk, Karnataka State


INDONESIA
PT Givaudan Indonesia
S. Widjojo Centre 6th Floor
Jl Jendral Sudirman 71
Jakarta 12190


ITALY
Givaudan Italia SpA
Via XI Febbraio, 99
20090 Vimodrone, Milan

JAPAN
Givaudan Japan KK
3-23 Shimomeguro 2-chome
Meguro-ku
Tokyo 153-0064

Givaudan Japan KK
Meguro Toho Building, 3/F
1-7 Kamiosaki 3-chome
Shinagawa-ku
Tokyo 141-0021

Flavours Production
Givaudan Japan KK
3056, Kuno
Fukoroi-Shi
Shizuoka 437-0061

MALAYSIA
Givaudan Malaysia Sdn Bhd
A-901 Menara 1, Kelana Brem Towers
Jalan SS 7/15 (Jalan Stadium)
47301 Petaling Jaya
Selangor Darul Ehsan

MEXICO
Flavours
Givaudan de Mexico SA de CV
Eje Norte-Sur N° 11, CIVAC
62500 Jiutepec, Morelos

Fragrances
Givaudan de Mexico SA de CV
Avenida Paseo de la Reforma No. 2620, piso 9
Edificio Reforma Plus Col. Lomas Atlas
11950, D.F.

NETHERLANDS
Givaudan Nederland BV
Nijverheidsweg 60
P.O. Box 414
3770 AK Barneveld

PERU
Givaudan Perù SAC
Av. Víctor Andrés Belaunde 147
Centro Empresarial Real.
Torre Real 6. Of. 203
San Isidro Lima 27

PHILIPPINES
Givaudan Singapore Pte Ltd
Philippines Regional Headquarters
3/F, Roche Building
2252 Don Chino Roces Avenue
1231 Makati City, Metro Manila

POLAND
Givaudan Polska Sp zo o
Ul Podchorazych 83
00-722 Warszawa

RUSSIAN FEDERATION
Givaudan Schweiz AG
Representative Office in Moscow
Riverside Towers Business Centre, 8th floor
Kosmodamianskaya nab. 52/1
115054 Moscow

SINGAPORE
Givaudan Singapore Pte Ltd
1 Woodlands Avenue 8
Singapore 738972

SOUTH AFRICA
Givaudan South Africa (Pty) Ltd
51A Galaxy Avenue
Linbro Business Park
Frankenwald
Sandton 2065

SOUTH KOREA
Givaudan Korea Ltd
31/F, The MMAA Bldg
467-12 Dogok-Dong
Gangnam-Gu, Seoul 135-270

SPAIN
Givaudan Ibérica, SA
Pla d'en Batlle s/n,
08470 Sant Celoni,
Barcelona

Givaudan Ibérica, SA
Colquide, 6
Edificio Prisma I, 2ª Planta
28230 Las Rozas
Madrid

Fragrances Sales
Givaudan Ibérica, SA
Edificio Géminis, Bloque B12
Parque de Noegocios Mas Blau
08040 El Prat de Llobregat, Barcelona

SWITZERLAND
Corporate Headquarters
Givaudan SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan Finance SA
Chemin de la Parfumerie 5
1214 Vernier

Fragrances
Givaudan Suisse SA
Chemin de la Parfumerie 5
1214 Vernier

Flavours Creation, Sales & Production
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Fragrances Corporate Research
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Flavours
Givaudan Schweiz AG
8310 Kemptthal

TAIWAN
Givaudan Singapore Pte Ltd
Taiwan Branch
7/F N° 303, Sec. 4
Hsin Yi Road, Taipei

THAILAND
Givaudan (Thailand) Ltd
19th Floor, CRC Tower
All Seasons Place,
87/2 Wireless Road, Lumpini
Patumwan
Bangkok 10330

TURKEY
Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd St.
Ebulula Cad. Gul Sokak
Sitki Ciftci Bloklari A19 Daire : 6-7
Akatlar, Istanbul

UKRAINE
Givaudan Suisse SA
Representative Office in Ukraine
Pimonenko Str. 13, 6B/18
Kiev Ukraine 04050

UNITED ARAB EMIRATES
Givaudan Suisse SA
(Dubai Branch)
Gulf Towers - 901-902
P.O. Box 33170
Dubai

UNITED KINGDOM
Flavours
Givaudan UK Ltd
Chippenham Drive
Kingston
Milton Keynes, MK10 OAE

Fragrances
Givaudan UK Ltd
Magna House
76-80 Church Street
Staines, Middx. TW18 4XR

UNITED STATES
Givaudan United States, Inc.
Corporation Trust Center
1201 Orange Street
Wilmington, DE 19801

Flavors Creation & Sales
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, OH 45216

Flavors Corporate Research
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, OH 45216

Flavors Production
Givaudan Flavors Corporation
110 E. 69th Street
Cincinnati, OH 45216

Givaudan Flavors Corporation
9500 Sam Neace Drive
Florence, KY 41042

Givaudan Flavors Corporation
Merry Lane
East Hanover, NJ 07936

Givaudan Flavors Corporation
4705 U.S. Highway 92 East
Lakeland, FL 33801-3255

Givaudan Flavors, Inc.
231 Rock Industrial Park Drive
Bridgeton, MO 63044

Givaudan Flavors Corporation
63, Boardmann Road
New Milford, CT 06776

International Bioflavors, Inc.
1730, Executive Drive
Oconomowoc, WI 53066

Creative Fragrance Centre
Givaudan Fragrances Corporation
1775 Windsor Road
Teaneck, NJ 07666

Fine Fragrances Studio
Givaudan Fragrances Corporation
40 West 57th St. 11th floor
New York, NY 10019

Fragrances Production
Givaudan Fragrances Corporation
International Trade Center
300 Waterloo Valley Road
Mount Olive, NJ 07828

VENEZUELA
Givaudan Venezuela SA
4ta Av. Los Palos Grandes con
Av. Fco. de Miranda
Torre Alcatel, piso 1, oficina C
Los Palos Grandes
Caracas 1060

VIETNAM
Givaudan Singapore Pte Ltd
Vietnam Representative Office
Fosco Building 1
5th floor, Rm 52
6 Phung Khac Khoan Street
District 1
Ho Chi Minh City

Financing / Services
Sales
Creation / Application
Production

Contact

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
T + 41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com

Photos
Dr h.c. Roman Kaiser
Research Director
Givaudan Schweiz AG, Switzerland

Trnka
Food & Stills
Zürich, Switzerland

Design and Typesetting
Latitudesign
Geneva, Switzerland

Photolithography
Scan Graphic snc
Nyon / Vaud, Switzerland

Printing
Courvoisier-Attinger
Bienne / Bern, Switzerland

The Givaudan annual report is published in English, German and French

Chlorine-free paper – *Printed in Switzerland*



Nilgiri Tea

The Blue Mountains in South India, as the Nilgiris are called in Tamil, are partially covered by tea cultivations which deliver around 25% of the total Indian tea production. The Tea Board of India decided several years ago to promote Assam, Darjeeling, and Nilgiri teas as "Self- Drinkers", to be enjoyed as single varieties easy recognisable by their logos. Most other Indian black teas are used in blends. Although cultivations can already be found at 1200 m, premium Nilgiri Tea is grown at altitudes of over 1900 m. Its profile is similar to a premium Ceylon Tea and the best olfactory experience to remember Nilgiri tea for ever is to pass by one of the many curing factories: it is a full-bodied, vital, herbal tea note, more characterised by browning products than the other "Self-Drinkers", but still elegantly balanced by the floral notes typical of Darjeelings.

From ScentTrek to Southern India by Roman Kaiser



Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com